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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                   VERIO INC.
                           (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
     Series A 6.75% Convertible Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                          923433502 (Preferred Stock)
                          923433304 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               Justin L. Jaschke
                            Chief Executive Officer
                      8005 South Chester Street, Suite 200
                           Englewood, Colorado 80112
                                 (303) 645-1900
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a Copy to:

                             Gavin B. Grover, Esq.
                            Morrison & Foerster LLP
                               425 Market Street
                        San Francisco, California 94105
                                 (415) 268-7000

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Item 1. Subject Company Information.

  (a) The name of the subject company is Verio Inc., a Delaware corporation ("Verio" or the "Company"), and the address of the principal executive offices of the Company is 8005 South Chester Street, Suite 200, Englewood, Colorado 80112; telephone number: (303) 645-1900.

  (b) The title of the classes of equity securities to which this statement relates is the common stock, par value $.001 per share, of the Company (the "Common Stock"), and the Company's Series A 6.75% Convertible Preferred Stock, par value $.001 per share (the "Preferred Stock" and together with the Common Stock, the "Shares"). As of May 11, 2000, 82,615,431 shares of Common Stock and 7,200,000 shares of Preferred Stock were outstanding.

Item 2. Identity and Background of Filing Person.

  (a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

  (b) Tender Offer. This statement relates to a tender offer by Chaser Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT"), disclosed in a Tender Offer Statement on Schedule TO, dated May 17, 2000 (the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, and all of the issued and outstanding shares of Preferred Stock at a purchase price of $62.136 per share, plus, if the purchase of the shares of Preferred Stock pursuant to the Offer (as defined below) occurs after July 31, 2000, and accumulated and unpaid dividends on such shares of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

  As more fully described in the Offer to Purchase, if shares of Preferred Stock are accepted for purchase pursuant to the Offer prior to July 18, 2000, holders of the Preferred Stock whose shares of Preferred Stock were purchased will be entitled to a payment from the deposit account established at the time of the original sale of the Preferred Stock. If the Effective Time is prior to July 18, 2000, holders of Preferred Stock outstanding immediately prior to the Effective Time (other than Purchaser, NTT Communications or any of its subsidiaries, and other than shares of Preferred Stock with respect to which appraisal rights are exercised) will be entitled to a payment from such deposit account.

  The Offer is also being made with respect to certain warrants to purchase an aggregate of 1,306,228 shares of Common Stock (the "Verio Warrants"). Purchaser is offering to purchase the Verio Warrants at a purchase price of $60.00 per warrant less the applicable warrant exercise price and any applicable withholding taxes, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer. A letter of transmittal for use by holders of Verio Warrants will be made available to them.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 7, 2000 (the "Merger Agreement"), among Purchaser, NTT Communications and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto, and incorporated herein by reference.


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  As set forth in the Schedule TO, the principal executive offices of NTT are located at 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan; telephone number: 011-81-3-5205-5111. The principal executive offices of NTT Communications are located at 1-1-6 Uchisaiwaicho-cho, Chiyoda-ku, Tokyo 100-8019, Japan; telephone number: 011-81-3-3500-8111. The principal executive offices of Purchaser are located at 101 Park Avenue, 41st Floor, New York, NY 10178; telephone number: (212) 661-0810.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Except as set forth in this Item 3, or in Schedule I attached hereto or as incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and: (i) the Company's executive officers, directors or affiliates; or (ii) Purchaser, its executive officers, directors or affiliates, on the other hand.

  Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement of the Company attached to this statement as Schedule I (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Purchaser's right (after acquiring such number of shares of Common Stock that, together with the shares of Common Stock then owned by NTT and its subsidiaries, would constitute at least a majority of the shares of Common Stock that in the aggregate are outstanding determined on a fully diluted basis (assuming the exercise of all options to purchase shares of Common Stock, and the conversion or exchange of all securities convertible or exchangeable into shares of Common Stock, outstanding at the expiration date of the Offer), pursuant to the Offer to designate persons to the Board of Directors of the Company (the "Verio Board") other than at a meeting of the stockholders of the Company. The Information Statement is incorporated by reference herein.

The Merger Agreement.

  The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto. Capitalized terms not otherwise defined herein have the meanings set forth in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares validly tendered pursuant to the Offer is subject to the prior satisfaction or waiver by Purchaser of the conditions to the Offer set forth below. The Merger Agreement provides that, without the prior written consent of Verio, Purchaser will not (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price or the Preferred Offer Price, (c) impose additional conditions to the Offer other than the conditions set forth below or modify the conditions to the Offer (other than waive any condition of the Offer to the extent permitted by the Merger Agreement), (d) except as described in the next two paragraphs, extend the Offer, (e) change the form of consideration payable in the Offer, or (f) amend any other term of the Offer in a manner adverse to the holders of Shares.

  Purchaser and NTT Communications have agreed with Verio that they will not extend the Offer, without the consent of Verio, provided, however, that without the consent of Verio, Purchaser and NTT Communications may extend the Offer (a) if, at the scheduled or extended expiration date of the Offer any of the conditions to Purchaser's obligation to accept Shares for payment are not satisfied or waived, until such time as such conditions are satisfied or waived, (b) for any period reasonably determined by Purchaser after consultation with its legal advisors to be required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer and (c) if all of the conditions to the Offer are satisfied or waived but the sum of the number of shares of Common Stock tendered pursuant to the Offer and the number of shares of Common Stock owned by NTT Communications or one or more direct or indirect subsidiaries of NTT Communications is less than 90% of the outstanding shares of Common Stock but at least

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85% of the outstanding shares of Common Stock, on one or more occasions for an aggregate period of not more than five business days beyond the latest expiration date that would otherwise be permitted under the terms of the Merger Agreement (provided that all conditions to the Offer should be irrevocably deemed to have been satisfied or waived if we elect to extend the Offer pursuant to clause (c) of this sentence).

  Purchaser and NTT Communications have also agreed with Verio that if at any scheduled expiration date of the Offer, the Minimum Condition (as defined below in "--Conditions of the Offer") or the conditions to the Offer relating to the HSR Act or the Exon-Florio Amendment (each as defined in Item 8) or the conditions to the Offer described in paragraph (e) or (f) of "--Conditions of the Offer" below shall not have been satisfied but all other conditions to the Offer shall then be satisfied, or if not satisfied, be reasonably capable of being satisfied prior to November 10, 2000, at the request of Verio, Purchaser and NTT Communications will extend the Offer from time to time (each such extension not to exceed 10 business days after the previously scheduled expiration date of the Offer unless agreed upon by Verio, NTT Communications and Purchaser), subject to any right of NTT Communications, Purchaser or Verio to terminate the Merger Agreement pursuant to its terms.

  Conditions of the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of shares of Common Stock that, together with the shares of Common Stock then owned by NTT Communications and its subsidiaries, would constitute at least a majority of the shares of Common Stock that in the aggregate are outstanding determined on a fully diluted basis (assuming the exercise of all options to purchase shares of Common Stock, and the conversion or exchange of all securities convertible or exchangeable into shares of Common Stock, outstanding at the expiration date of the Offer) (the "Minimum Condition"), (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated prior to the expiration date of the Offer, and (iii) the period of time for any applicable review process by CFIUS (as defined in Item 8) under the Exon-Florio Amendment shall have expired and CFIUS shall not have taken any action or made any recommendation to the President of the United States to block or prevent the consummation of the Offer or the Merger. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of NTT Communications or any of its subsidiaries that constitutes a breach of the Merger Agreement):

    (a) there shall be threatened or pending by any Governmental Entity (as defined in the Merger Agreement) any suit, action or proceeding (i) challenging the acquisition by NTT Communications or Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from Verio, NTT Communications or Purchaser any damages that, if awarded, would have a Material Adverse Effect (as defined below) on Verio,
  (ii) seeking to prohibit or materially limit the ownership or operation by Verio, NTT Communications or any of their respective subsidiaries of a material portion of the business or assets of Verio and its subsidiaries, taken as a whole, or NTT Communications and its subsidiaries, taken as a whole, or to compel Verio or NTT Communications to dispose of or hold separate any material portion of the business or assets of Verio and its subsidiaries, taken as a whole, or NTT Communications and its subsidiaries, taken as a whole, in each case, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose material limitations on the ability of NTT Communications or Purchaser to acquire or hold, or exercise full rights of ownership of, any shares of Common Stock to be accepted for payment pursuant to the Offer, including the right to vote such shares of Common Stock on all matters properly presented to the stockholders of Verio, (iv) seeking to prohibit NTT Communications or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of Verio or

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

  its subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect on Verio, or there shall be pending by any other person any suit, action or proceeding which would have a Material Adverse Effect on Verio;

    (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity any statute, rule, regulation, judgment, order or injunction, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or any applicable waiting periods under any foreign laws enacted as of the date of the Merger Agreement, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

    (c) there shall have occurred any Material Adverse Change (as defined below) with respect to Verio;

    (d) (i) the Verio Board or any committee thereof shall have withdrawn or modified in a manner adverse to NTT Communications or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal or (ii) the Verio Board or any committee thereof shall have resolved to take any of the foregoing actions;

    (e) the representations and warranties of Verio set forth in the Merger Agreement shall not be true and correct in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer unless the inaccuracies (without giving effect to any materiality or Material Adverse Effect qualifications or exceptions contained therein) under such representations and warranties, taking all the inaccuracies under such representations and warranties together in their entirety, do not, individually or in the aggregate, result in a Material Adverse Effect on Verio or unless such inaccuracies are as a result of actions expressly permitted by the provisions of the Merger Agreement;

    (f) Verio shall have failed to perform any obligation or to comply with any agreement or covenant of Verio to be performed or complied with by it under the Merger Agreement (other than any failures which would not have, either individually or in the aggregate, a Material Adverse Effect on Verio), which failure to perform or comply, if capable of being cured, continues for more than 20 business days after the giving of written notice to Verio;

    (g) any person or "group" (as defined in Section 13(d)(3) of the Exchange
  Act), other than NTT Communications, Purchaser or their affiliates or any group of which any of them is a member, shall have acquired or announced its intention to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 30% or more of the shares of Common Stock;

    (h) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on Nasdaq or any national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Japan or (iii) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that materially adversely affects, the extension of credit by banks or other lending institutions, or (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Japan which in any case is reasonably expected to have a Material Adverse Effect on Verio or to materially adversely affect NTT Communications' or Purchaser's ability to complete the Offer and/or the Merger or materially delay the consummation of the Offer and/or the Merger; or

    (i) the Merger Agreement shall have been terminated in accordance with its terms.

  "Material Adverse Change" or "Material Adverse Effect" means any change or effect that is or could reasonably be expected (as far as can be foreseen at the time) to be materially adverse to the business, operations, properties or results of operations or the condition (financial or otherwise), with all such matters being considered in the aggregate, of Verio and its subsidiaries, taken as a whole; provided, that none of the following shall be deemed, either alone or in combination, to have or constitute a Material Adverse Effect on or a Material Adverse Change with respect to Verio: (i) changes in the market price or trading volume of Verio's securities, (ii) conditions generally affecting the internet service provider or web hosting industries, (iii) general economic

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and business conditions, and (iv) any disruption of employee, customer, supplier or other similar relationships, or other events or circumstances arising out of or resulting from actions contemplated by Verio, NTT Communications and Purchaser in connection with, or which are attributable to, the execution and announcement of the Merger Agreement or the identity of NTT Communications.

  The foregoing conditions are for the sole benefit of NTT Communications and Purchaser and may, subject to the terms of the Merger Agreement, be waived by NTT Communications and Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by NTT Communications or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  The Merger. The Merger Agreement provides that Purchaser will be merged with and into Verio following the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement. As a result of the Merger, the separate corporate existence of Purchaser will cease and Verio will continue as the Surviving Corporation.

  At the effective time of the Merger (the "Effective Time"), the Certificate of Incorporation and Bylaws of Verio shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation and the directors of Purchaser shall become the directors of the Surviving Corporation and the officers of Verio shall become the officers of the Surviving Corporation.

  Verio has agreed in the Merger Agreement that it will, as soon as practicable following the purchase of Shares pursuant to the Offer, (a) prepare and file with the SEC a proxy statement relating to the Merger Agreement and use its reasonable best efforts to have it cleared by the SEC and to cause the proxy statement to be mailed to its stockholders and (b) convene a special meeting of its stockholders for the purpose of considering the adoption of the Merger Agreement. The Merger Agreement also provides that, notwithstanding the foregoing, if NTT Communications or one or more subsidiaries of NTT Communications shall own at least 90% of the outstanding shares of Common Stock, NTT Communications and Purchaser shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after expiration of the Offer without a meeting of the stockholders of Verio, in accordance with Section 253 of the Delaware General Corporation Law (the "DGCL").

  Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Verio or the holders of any securities of Purchaser or Verio, (a) each share of Common Stock (other than shares of Common Stock owned by Verio, any wholly owned subsidiary of Verio, NTT Communications or any wholly owned subsidiary of NTT Communications and other than shares of Common Stock owned by stockholders, if any, who are entitled to and who properly exercise dissenter's rights under the DGCL) shall be converted into the right to receive from the Surviving Corporation, in cash, without interest, the Merger Consideration and (b) each share of Preferred Stock (other than shares of Preferred Stock owned by Verio, any wholly owned subsidiary of Verio, NTT Communications or any wholly owned subsidiary of NTT Communications and other than shares of Preferred Stock owned by stockholders, if any, who are entitled to and who properly exercise dissenter's rights under the DGCL) shall be converted into the right to receive from the Surviving Corporation, in cash, without interest, the Preferred Merger Consideration. Each share of stock of Purchaser issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of Purchaser, be converted into and become one fully paid and nonassessable share of common stock, $.01 par value, of the Surviving Corporation.

  The Merger Agreement provides that NTT Communications or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts as NTT Communications or such paying agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.


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  Representations and Warranties. In the Merger Agreement, Verio has made customary representations and warranties to NTT Communications and Purchaser. The representations and warranties of Verio relate, among other things, to its organization, good standing and corporate power; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; filings made by Verio with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act (including financial statements included in the documents filed by Verio under these acts); information supplied by Verio; the absence of certain events since December 31, 1999; permits and compliance with laws; tax matters; actions and proceedings; certain agreements; benefit plans and employees and employment practices; liabilities; certain labor matters; intellectual property matters; title to assets; state takeover statutes; required vote of Verio stockholders; and brokers.

  Purchaser and NTT Communications have also made customary representations and warranties to Verio. Representations and warranties of Purchaser and NTT Communications relate, among other things, to: their organization, good standing and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; information supplied; ownership of Shares; operations of Purchaser; brokers; and financing.

  Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement to the Effective Time, Verio has agreed as to itself and its subsidiaries that, except as otherwise expressly contemplated or permitted by the Merger Agreement, as disclosed to NTT Communications in writing on the date of the Merger Agreement or except to the extent NTT Communications shall otherwise consent in writing:

    (a) Verio shall, and shall cause each of its subsidiaries to, in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time;

    (b) Verio shall not, and shall not permit any of its subsidiaries to, (i) other than dividends paid by wholly-owned subsidiaries, and dividends that holders of shares of Preferred Stock are entitled to receive under Verio's Certificate of Incorporation and payments with respect to the shares of Preferred Stock required to be made under the deposit agreement relating to the shares of Preferred Stock, declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (ii) other than in the case of any subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Verio (other than shares of Preferred Stock upon the conversion thereof and other than repurchases of shares of Common Stock pursuant to agreements with holders of options who, in accordance with the terms thereof, exercise such options prior to the normal vesting date subject to a repurchase option in favor of Verio) or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (c) Verio shall not, and shall not permit any of its subsidiaries to, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under Verio's stock option plans) to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (i) the issuance of shares of Common Stock upon the exercise of stock options to purchase shares of Common Stock outstanding on the date of the Merger Agreement in accordance with their current terms, (ii) the issuance of shares of Common Stock upon exercise of warrants or the conversion of the Preferred Stock, and (iii) the grant of purchase rights or issuance of shares under Verio's 1998 Employee Stock Purchase Plan in accordance with the provisions of the Merger Agreement;

    (d) Verio shall not, and shall not permit any of its subsidiaries to, amend its or their charters or by-laws;

    (e) Verio shall not, and shall not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than acquisitions in which the aggregate amount of consideration to be paid in connection with an individual acquisition does not exceed $5 million, and provided that, if the aggregate consideration to be paid in connection with an individual acquisition would exceed $5 million, Verio will submit to NTT Communications, through its representative on the Verio Board, materials describing the proposed acquisition in the form provided generally to the Verio Board for consideration of the acquisition and NTT Communications shall respond with its decision with respect to approval of the acquisition within the same time period provided to the Verio Board for its consideration and approval;

    (f) except as otherwise disclosed by Verio to NTT Communications in writing on the date of the Merger Agreement, Verio shall not, and shall not permit any of its subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets with a fair market value in excess of $500,000, other than sales of inventory, products and services that are in the ordinary course of business consistent with past practice and other than the sale or disposition of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of Verio or its subsidiaries;

    (g) Verio shall not, and shall not permit any of its subsidiaries to, incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (i) in the ordinary course of business consistent with past practices and, in the case of indebtedness and guarantees, in an amount not to exceed $2.5 million, (ii) indebtedness, loans, advances, capital contributions and investments between Verio and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries, in each case in the ordinary course of business consistent with past practices and (iii) investments in any other person which, if such investments were treated as an acquisition would otherwise be permitted by paragraph (e) above;

    (h) Verio shall not, and shall not permit any of its subsidiaries to, alter in any material respect (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of Verio or any subsidiary;

    (i) except as otherwise disclosed by Verio to NTT Communications in writing on the date of the Merger Agreement, Verio shall not, and shall not permit any of its subsidiaries to, enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Company Benefit Plan (as defined in the Merger Agreement) or employment or, except in the ordinary course of business consistent with past practice, consulting agreement;

    (j) except as otherwise disclosed by Verio to NTT Communications in writing on the date of the Merger Agreement or permitted by the Merger Agreement, Verio shall not, and shall not permit any of its subsidiaries to, increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages and other than increases disclosed by Verio to NTT Communications in writing on the date of the Merger Agreement) or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of Verio or any of its subsidiaries, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

    (k) Verio shall not, and shall not permit any of its subsidiaries to, knowingly violate or knowingly fail to perform any material obligation or duty imposed upon it or any subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

    (l) Verio shall not, and shall not permit any of its subsidiaries to, make any change to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles or applicable law);

    (m) except as required by applicable law, Verio shall not, and shall not permit any of its subsidiaries to, prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

    (n) Verio shall not, and shall not permit any of its subsidiaries to, settle or compromise any tax liability in excess of $500,000;

    (o) except as disclosed by Verio to NTT Communications in writing on the date of the Merger Agreement, Verio shall not, and shall not permit any of its subsidiaries to, settle or compromise any claims or litigation in excess of $1 million or commence any litigation or proceedings;

    (p) except for matters that have been authorized or approved by the Verio Board prior to the date of the Merger Agreement, either expressly or as part of the overall operating plan and capital and operating budgets for Verio (including the data center expansion project approved by the Verio Board prior to the date of the Merger Agreement) and for any individual agreements or contracts consistent with such approved budgets, Verio shall not, and shall not permit any of its subsidiaries to, (i) enter into or amend any agreement or contract having a term in excess of 12 months and which is not terminable by Verio or a subsidiary without penalty or premium of less than $500,000 by notice of 180 days or less, but not including individual customer agreements, reseller agreements or "Powered by Verio" or similar distribution agreements or other standard supplier agreements entered into in the ordinary course of business consistent with past practice, (ii) enter into or amend any agreement or contract which, in the case of any individual agreement or contract or series of related agreements or contracts, involves or is expected to involve payments of $3 million or more by Verio and its subsidiaries during the term thereof (provided that in the case of agreements or contracts with any customer, the margins anticipated from any such agreement or contract shall be consistent in all material respects with historical margins); (iii) enter into or amend any other agreement or contract material to Verio and its subsidiaries, taken as a whole and not otherwise permitted by clause (i) or
  (ii) above; or (iv) purchase any real property, or make or agree to make any new capital expenditure or expenditures (other than the purchase of real property) which in the aggregate are in excess of $1 million;

    (q) Verio shall not, and shall not permit any of its subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice or in accordance with their terms or as permitted above; and

    (r) Verio shall not, and shall not permit any of its subsidiaries to, authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  No Solicitation. Verio shall not, and shall not authorize any of its subsidiaries to, and shall not authorize any officer, director or employee of or any financial advisor, attorney or other advisor or representative of Verio or any of its subsidiaries to, and Verio shall instruct its officers, directors, financial advisors and attorneys not to (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below), (ii) enter into any agreement with respect to or approve or recommend any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to Verio or any subsidiary of Verio in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that Verio and its directors shall not be prohibited from furnishing information to, or entering into or participating in discussions or negotiations with, any person who makes an unsolicited bona fide written Takeover Proposal if, and only to the extent that (i) Purchaser has not accepted Shares for payment pursuant to the Offer, (ii) the Verio Board, after consultation with its independent legal counsel, determines in good faith that taking such action is necessary for the Verio Board to comply with its fiduciary duties to Verio's stockholders under applicable law, (iii) the Verio Board after consultation with Verio's financial advisors determines in good faith that such Takeover Proposal, taking into account all legal, financial and regulatory aspects of such proposal and the person making such proposal, could lead to a Superior Proposal (as defined below), and (iv) prior to taking such action, Verio provides the notice to NTT Communications required by the Merger Agreement and receives from the person making such Takeover Proposal an executed confidentiality agreement in reasonably customary form and containing terms, taken as a whole, at least as stringent as the confidentiality agreement entered into between Verio and NTT Communications. Verio has agreed to, and has agreed to instruct its financial advisors, attorneys or other representatives to, immediately (as of the date of the Merger Agreement) cease any discussions or negotiations, if any, existing at the date of the Merger Agreement with any persons conducted before the execution of the Merger Agreement with respect to any Takeover Proposal.

  For purposes of the Merger Agreement, "Takeover Proposal" means any proposal for (i) a merger or other business combination involving Verio or any of its subsidiaries, (ii) any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in or any voting securities of Verio representing 15% or more of the shares of Common Stock or of the total voting securities of Verio outstanding or (iii) an offer to acquire in any manner, directly or indirectly, a substantial portion of the assets of Verio or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. "Superior Proposal" means a bona fide Takeover Proposal made by a third party on terms which the Verio Board determines in its good faith judgment to be more favorable to Verio's stockholders than the transactions contemplated by the Merger Agreement (after receipt of the advice from Verio's independent financial advisor) and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of the Verio Board (after receipt of the advice of Verio's independent financial advisor), is reasonably capable of being obtained by such third party; provided that for purposes of such definition, clause (ii) of the definition of "Takeover Proposal" above shall be deemed to read "(ii) any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in or any voting securities of Verio representing 50% or more of the shares of Common Stock or of the total voting securities of Verio outstanding."

  The Merger Agreement provides further that Verio shall advise NTT Communications in writing of (i) any Takeover Proposal or any inquiry with respect to or which could reasonably be expected to lead to any Takeover Proposal received by any officer or director of Verio or, to the knowledge of Verio, any financial advisor, attorney or other advisor or representative of Verio, (ii) the material terms of such Takeover Proposal (including a copy of any written proposal), and (iii) the identity of the person making any such Takeover Proposal or inquiry. Verio shall use reasonable best efforts to so advise NTT Communications no later than 24 hours following receipt of such Takeover Proposal or inquiry and shall advise NTT Communications no later than 48 hours following receipt of such Takeover Proposal or inquiry. If Verio intends to furnish any person with any information with respect to any Takeover Proposal, Verio is required to advise NTT Communications in writing of such intention not less than 24 hours in advance of providing such information. Verio is further required to keep NTT Communications fully informed of the status and material terms of any such Takeover Proposal or inquiry.

  The Merger Agreement provides that nothing contained therein shall prohibit Verio or the Verio Board from taking a position and disclosing to Verio's stockholders a position contemplated by the Exchange Act, referring a third party to the section of the Merger Agreement relating to no solicitation of Takeover Proposals or from making such disclosure to Verio's stockholders as, in the good faith judgment of the Verio Board after consultation with Verio's independent legal counsel, is required under applicable law.

  Third Party Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, Verio has agreed (except, in each case, to the extent that the Verio Board, after consultation with its independent legal counsel, determines in good faith that such action or inaction would be inconsistent with its fiduciary duties to Verio's stockholders under applicable law) not to terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which Verio or any of its subsidiaries is a party (other than any confidentiality or standstill agreement involving NTT Communications and any other confidentiality agreement that is not related to, or does not arise from, a Takeover Proposal) and to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

  Stock Based Compensation and Warrants. In the Merger Agreement, Verio has agreed that, prior to the consummation of the Offer, the Verio Board (or, if appropriate, a committee thereof) shall adopt such resolutions and take any and all other action necessary or appropriate to cause each option (a "Stock Option") to purchase shares of Common Stock issued under Verio's 1996 Stock Option Plan, 1997 California Stock Option Plan, 1998 Stock Incentive Plan and 1998 Non-Employee Director Stock Incentive Plan (collectively, the "Verio Stock Option Plans") that is outstanding as of the consummation of the Offer to be canceled as of the consummation of the Offer, in consideration for which the holder thereof (an "Option Holder") shall receive the right to receive from Verio cash in an amount (the "Option Consideration") equal to (A) the product of (1) the number of shares of Common Stock subject to such option and
(2) the excess, if any, of the Offer Price over the exercise price per share for the purchase of Common Stock subject to such Stock Option, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment, subject to the requirements set forth below. In the case of a Stock Option or portion thereof that is exercisable at, on account of or before consummation of the Offer, the Option Consideration shall be paid as soon as reasonably practicable following the acceptance for payment of shares by Purchaser pursuant to the Offer and the surrender of such Stock Option or portion thereof to Verio. In the case of a Stock Option or portion thereof that is not exercisable at the time the Offer is consummated, the Option Consideration shall be paid to such Option Holder after (A) the end of the calendar month which includes the date on which such option or portion thereof would have become exercisable pursuant to the terms of the applicable Stock Option agreement had such option or portion thereof not been canceled and been assumed by a successor and (B) the surrender of such Stock Option or portion thereof with respect to such option to Verio; and in the case of any such Stock Option that by its terms could not under any circumstances, if it were assumed, be exercised or become exercisable after consummation of the Offer, excluding any such option that pursuant to its terms becomes fully exercisable if not assumed or replaced prior to the consummation of the Offer, if the employment of an Option Holder is terminated by Verio (or any of its related entities) within 12 months after the Offer is consummated for any reason, other than Cause (as defined below) as determined by Verio, the next installment of Option Consideration with respect to such Option shall be payable. An Option Holder's rights to Option Consideration under the immediately preceding sentence shall be evidenced by an agreement in such form as the Verio Board (or if appropriate, a committee thereof) shall approve with terms substantially similar to those of the Stock Option to which the such right to Option Consideration relates and are not inconsistent with the terms hereof. "Cause" means the Option Holder (1) acts in bad faith and to the detriment of Verio; (2) refuses or fails to act in accordance with any specific direction or order of Verio; (3) exhibits in regard to his employment unfitness or unavailability for service, unsatisfactory performance, misconduct or incompetence, but not on account of disability; (4) exhibits dishonesty or habitual neglect or (5) is convicted of a crime involving dishonesty, breach of trust or physical or emotional harm to any person.

  Pursuant to the Merger Agreement, Verio has agreed to take all actions necessary to ensure that the Purchase Period (as defined in Verio's 1998 Employee Stock Purchase Plan) applicable to the options outstanding under Verio's 1998 Employee Stock Purchase Plan is shortened so as to have an Exercise Date (as defined in the 1998 Employee Stock Purchase Plan) that occurs before the acceptance for payment by the Purchaser of Shares pursuant to the Offer; and no current holder of an option to purchase Shares under the 1998 Employee Stock Purchase Plan is permitted to increase his or her rate of payroll deduction under the plan from and after the date of the Merger Agreement, except for any such increases a participant is entitled to elect in accordance with the terms of the plan as in effect on the date of the Merger Agreement.

  Verio has also agreed to take all actions necessary to provide that, effective as of acceptance for payment by Purchaser of Shares pursuant to the Offer, the Verio Stock Option Plans, the 1998 Employee Stock Purchase Plan and any similar plan or agreement of Verio will be terminated, any rights under any other plan, program, agreement or arrangement relating to the issuance or grant of any other interest in respect of the capital stock of Verio or any of its subsidiaries will be terminated, and no holder of an option to purchase Shares will have any right to receive any shares of capital stock of Verio or, if applicable, the Surviving Corporation, upon exercise of any Stock Option or option outstanding under Verio's 1998 Employee Stock Purchase Plan.

  Verio has agreed that prior to the acceptance for payment of any Shares pursuant to the Offer, Verio will use reasonable best efforts to obtain the written confirmation, in form and substance reasonably satisfactory to NTT Communications, from the holders of the Verio Warrants that after the Effective Time such warrants will represent the right to receive an amount equal to (A) the product of (i) the number of shares of Common Stock subject to such warrant and (ii) the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such warrant, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment.

  Indemnification. Pursuant to the Merger Agreement, from and after the Effective Time, NTT Communications will cause the Surviving Corporation to indemnify, defend and hold harmless (and make advances as incurred to) all past and present officers and directors of Verio and of its subsidiaries to the same extent and in the same manner such persons are entitled to indemnification and advancement of expenses as of the date of the Merger Agreement by Verio pursuant to the DGCL, Verio's Certificate of Incorporation or Verio's Bylaws for acts or omissions occurring at or prior to the Effective Time.

  From and after the Effective Time, NTT Communications shall cause the Surviving Corporation to perform, as of the consummation of the Offer, all of the obligations set forth in Verio's Certificate of Incorporation or Bylaws relating to indemnification and in the indemnification agreements identified by Verio to NTT Communications on the date of the Merger Agreement. In addition, NTT Communications shall cause the Surviving Corporation to pay all amounts that become due and payable under Verio's Certificate of Incorporation, Bylaws and such indemnification agreements.

  NTT Communications has also agreed to cause the Surviving Corporation to provide, for a period of not less than six years from the Effective Time, to or for the persons covered at the date of the Merger Agreement or at the Effective Time by Verio's director's and officers' insurance and indemnification policy, insurance that is substantially similar to Verio's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the director's and officer's insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement but in such case will purchase as much coverage as possible for such amount.

  Retention and Incentive Plan; Benefits. Pursuant to the Merger Agreement, prior to the first scheduled expiration of the Offer, NTT Communications and Verio shall discuss and explore mutually agreeable retention and incentive plans with respect to the employees and officers of Verio and its subsidiaries, to be adopted prior to the consummation of the Offer and effective immediately after consummation of the Merger.

  In the Merger Agreement, NTT Communications has agreed to cause Purchaser and the Surviving Corporation and their subsidiaries to honor all enforceable employment, change in control, deferred compensation, pension, retirement and severance agreements, pay and personnel policies in effect on the date of the Merger Agreement and as amended on the date of the Merger Agreement between Verio or one of its subsidiaries and any employee of Verio or any of its subsidiaries, or maintained for the benefit of any employee of Verio or any of its subsidiaries, and honor all annual bonus awards made by Verio or any of its subsidiaries prior to the date of the Merger Agreement, subject to the power of Verio or its subsidiaries to amend, modify, invoke or terminate any such policies and awards pursuant to their terms or applicable law.

  In the Merger Agreement, NTT Communications has agreed, for one year after the Effective Time, to cause Purchaser and the Surviving Corporation to provide employees of Verio and its subsidiaries with benefits (including welfare benefits) that are no less favorable, taken as a whole, than the benefits provided under Verio's and such subsidiary's benefits plans (other than equity-based plans) as in effect on the date of the Merger Agreement. To the extent that service is relevant for eligibility, vesting or benefit calculations or allowances (including, entitlements to vacation and sick days) under any plan or arrangement of Verio or its subsidiaries, NTT Communications shall ensure that such plan or arrangement shall credit employees for service on or prior to the Effective Time with Verio or any of its subsidiaries.

  Board Representation. The Merger Agreement provides that promptly after such time as Purchaser acquires Shares pursuant to the Offer, Purchaser will be entitled to the fullest extent permitted by law to designate at its option up to that number of directors (rounded to the nearest whole number) of the Verio Board, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of Verio's directors designated by Purchaser equal to the percentage of the aggregate voting power of the shares of Common Stock held by NTT Communications or any of its subsidiaries. However, in the event that Purchaser's designees are elected to the Verio Board, until the Effective Time, the Verio Board shall have at least three directors who were directors of Verio on the date of the Merger Agreement (the "Continuing Directors"). If the number of Continuing Directors shall be reduced below three for any reason whatsoever, the Continuing Directors shall designate a person or persons to fill such vacancy or vacancies, each of whom shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors of Verio shall designate three persons to fill such vacancies who shall not be officers or affiliates of Verio or any of its subsidiaries, or officers or affiliates of NTT Communications or any of its subsidiaries, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement and, in either case, Purchaser shall cause such person or persons to be elected to fill such vacancy or vacancies. Following the election or appointment of Purchaser's designees to the Verio Board and prior to the Effective Time, any amendment, or waiver of any term or condition, of the Merger Agreement or Verio's Certificate of Incorporation or Bylaws, any termination of the Merger Agreement by Verio, any extension by Verio of the time for the performance of any of the obligations or other acts of Purchaser or NTT Communications or waiver or assertion of any of Verio's rights under the Merger Agreement, and any other consent or action by the Verio Board with respect to the Merger Agreement, will require the concurrence of a majority of the Continuing Directors and, except as required by applicable law, no other action by Verio, including any action by any other director of Verio, shall be required for purposes of the Merger Agreement. To the fullest extent permitted by law, Verio will take all actions requested by NTT Communications and reasonably necessary to effect such election. In connection with the foregoing, Verio will promptly, at the option of NTT Communications, to the fullest extent permitted by law, Verio's Certificate of Incorporation and Verio's Bylaws, either increase the size of the Verio Board and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Verio Board as provided above.

  Conditions of the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by each party) prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the affirmative vote of the stockholders of Verio (unless the vote of stockholders is not required under the DGCL and Verio's Certificate of Incorporation); (ii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iii) Purchaser shall have previously accepted for payment and paid for Shares pursuant to the Offer, except that this condition shall not apply if Purchaser shall have failed to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement; and (iv) no court or other Governmental Entity (as defined in the Merger Agreement) having jurisdiction over Verio or NTT Communications or any of their respective subsidiaries shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal.

  Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of Verio:

    (a) by mutual written consent of NTT Communications and Verio;

    (b) by either NTT Communications or Verio: (i) if (x) as a result of the failure of any of the conditions to the Offer as set forth in Section 13 of this Offer to Purchase, the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer or (y) Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to (A) September 8, 2000, if the condition to the Offer relating to the Exon-Florio Amendment has been satisfied or waived prior to such date or (B) November 10, 2000 if the condition to the Offer relating to the Exon-Florio Amendment shall not have been satisfied or waived on or prior to September 8, 2000 (provided, that the right to terminate the Merger Agreement pursuant to this clause (b)(i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition to the Offer or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party) or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable;

    (c) by NTT Communications or Purchaser prior to the purchase of Shares pursuant to the Offer in the event of a breach by Verio of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of the Offer conditions described in paragraph (e) or (f) of Section 13 and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Verio;

    (d) by NTT Communications or Purchaser if either NTT Communications or Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (d) of Section 13;

    (e) by Verio if the Verio Board determines that a Takeover Proposal constitutes a Superior Proposal and the Verio Board determines in its good faith judgment, after consultation with independent counsel, that failing to terminate the Merger Agreement would be inconsistent with its fiduciary duties under applicable law; provided, that it has complied in all material respects with the notice and other provisions of the Merger Agreement relating to no solicitation of Takeover Proposals and it complies to the extent applicable with requirements of the Merger Agreement relating to payment of Expenses and the Termination Fee (each as defined below under "--Fees and Expenses"); and provided further that Verio may not terminate the Merger Agreement pursuant to this clause (e) unless and until 72 hours have elapsed following the delivery to NTT Communications of a written notice of such determination by the Verio Board (such notice may be given by Verio contingent on termination of the Merger Agreement becoming effective immediately prior to Verio entering into a definitive agreement with respect to a Superior Proposal);

    (f) by Verio, if (i) any of the representations or warranties of NTT Communications or Purchaser set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect or (ii) NTT Communications or Purchaser shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of NTT Communications or Purchaser to be performed or complied with by it under the Merger Agreement and such untruth, incorrectness or failure cannot be or has not been cured within 30 days after the giving of written notice to NTT Communications or Purchaser, as applicable; or

    (g) by Verio, if the Offer has not been timely commenced.

  In the event of a termination of the Merger Agreement by either Verio or NTT Communications, the Merger Agreement shall become void and there shall be no liability or obligation on the part of NTT Communications, Purchaser or Verio or their respective officers or directors, other than for certain provisions of the Merger Agreement pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties and other than for liability for any breach of a representation or warranty contained in the Merger Agreement, the breach of any covenant contained in the Merger Agreement or for fraud.

  Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

  The Merger Agreement provides that Verio will pay, or cause to be paid, in same day funds to NTT Communications the following amounts under the circumstances and at the times set forth as follows:

    (i) if NTT Communications or Purchaser terminates the Merger Agreement in accordance with the provisions described in clause (d) under "-- Termination" above, Verio shall pay the Expenses of NTT Communications and a $175 million termination fee (the "Termination Fee") upon demand;

    (ii) if Verio terminates the Merger Agreement in accordance with the provision described in clause (e) under "--Termination" above, Verio shall pay the Termination Fee within one business day following such termination and the Expenses of NTT Communications upon demand; or

    (iii) if NTT Communications or Purchaser terminates the Merger Agreement in accordance with the provision described in clause (c) under "-- Termination" above as a result of the breach by Verio of any covenant or agreement contained in the Merger Agreement resulting in a failure of the conditions to the Offer set forth in paragraph (f) of Section 13 and at the time of any such termination a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to the date of the Merger Agreement), (x) Verio shall pay the Expenses of NTT Communications upon demand, and (y) if concurrently therewith or within 12 months thereafter,
  (A) Verio enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Takeover Proposal, or a Takeover Proposal is consummated, involving any party (1) with whom Verio had any discussions with respect to a Takeover Proposal,
  (2) to whom Verio furnished information with respect to or with a view to a Takeover Proposal or (3) who had submitted a proposal or expressed any interest publicly in a Takeover Proposal, in the case of each of clauses
  (1), (2) and (3), prior to such termination, or (B) Verio enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or (B) above, Verio shall pay the Termination Fee upon the earlier of the execution of such agreement or upon consummation of such Takeover Proposal or Superior Proposal.

  The Merger Agreement also provides that if NTT Communications or Verio terminates the Merger Agreement pursuant to the provision described in clause
(b)(i)(y) under "--Termination" above and at the time of such termination all conditions to the Offer except the condition relating to the Exon-Florio Amendment have been satisfied or waived, then NTT Communications shall pay, or cause to be paid, to Verio, in same day funds, an amount equal to the Expenses of Verio upon demand.

  For purposes of the Merger Agreement, "Expenses" means documented out-of-pocket fees and expenses, up to a maximum of $5,000,000, incurred or paid by or on behalf of NTT Communications or Verio, as the case may be, in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants.

  Senior Notes. If NTT Communications shall request, Verio shall either (i) solicit consents of the holders of one or more of the series of its Senior Notes to such amendments of the related indentures as NTT Communications shall determine or (ii) make a tender offer to purchase any or all of the series of the Senior Notes (which tender offer may also include solicitation of consents to the amendment of the related indentures) at such price or prices and such terms as shall be determined by NTT Communications. NTT Communications and Verio shall cooperate in the preparation of any documentation to be sent to the holders of Senior Notes in connection with any such consent solicitation or tender offer. It shall be a condition to the obligation of Verio to complete any such consent solicitation or tender offer that Purchaser purchase Shares pursuant to the Offer. The successful completion of any such consent solicitation or tender offer is not a condition to the Offer.

  Equity Swap Transaction. In the Merger Agreement, NTT Communications has agreed to cause a loan to be made to Verio, LLC, a wholly owned subsidiary of Verio, promptly following the purchase of Shares pursuant to the Offer in an amount in cash not to exceed $40 million so as to permit Verio, LLC to effect a settlement or termination of that certain Confirmation for Equity Swap Transaction Between Salomon Brothers Holding Company Inc., Verio, LLC and Verio dated as of March 17, 2000. Such loan shall be on such terms as shall be reasonably acceptable to NTT Communications and Verio.

Confidentiality Agreement.

  Verio and NTT Communications entered into a confidentiality agreement, dated as of April 7, 2000 (the "Confidentiality Agreement"). The Confidentiality Agreement provides that NTT Communications will not, and will cause its directors, employees, members, financial advisers, lenders, accountants, attorneys, agents and other persons or entities controlled by NTT Communications to not, disclose to any third party any Confidential Information and that NTT Communications will use Confidential Information solely for the purpose of evaluating a possible transaction with Verio. "Confidential Information" includes all information (whether communicated in written form, orally, electronically or otherwise) reflecting information concerning Verio, or any of its subsidiaries or affiliates, or any portion thereof, together with all information (whether communicated in written form, orally, electronically or otherwise) prepared by NTT Communications or its representatives based in whole or in part on Confidential Information, subject to certain customary exceptions.

  The Confidentiality Agreement provides for (i) the prompt written notification to Verio of any request for disclosure of any Confidential Information by NTT Communications in order to allow Verio to seek an appropriate protective order, other remedy or to waive compliance by NTT Communications with the provisions of the Confidentiality Agreement; (ii) the acknowledgement by NTT Communications that it is aware that the U.S. securities laws restrict persons with material non-public information concerning a company obtained directly or indirectly from that company from purchasing or selling securities of the company or its affiliates, or from communicating such information to any other person under any circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities; and (iii) the prompt return by NTT Communications of all Confidential Information and the destruction of all copies of any information prepared using Confidential Information.

  Additionally, NTT Communications agreed for a period of two years from the date of the Confidentiality Agreement to be bound by its obligations of confidentiality and other obligations under the Confidentiality Agreement, even if the parties decide not to proceed with a transaction.

  The summary set forth herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2), hereto and is incorporated by reference in its entirety.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation.

  At a meeting held on May 7, 2000, the Verio Board (1) determined that the Offer and the Merger were fair to, and in the best interests of, holders of Preferred Stock and holders of Common Stock, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) recommended that Verio's stockholders accept the Offer and tender their Shares thereunder and adopt the Merger Agreement.

  A press release announcing the commencement of the Offer and a letter to the stockholders communicating the Verio Board's recommendation are filed herewith as Exhibits (a)(1)(I) and (a)(2), respectively, and are incorporated by reference herein in their entirety.

  (b) Reasons.

  Background of the Offer.

  On May 15, 1998, a U.S. subsidiary of NTT purchased 8,987,754 shares of Common Stock pursuant to a stock purchase agreement between NTT and Verio. At the time of the purchase of shares of Common Stock, NTT and Verio entered into an Investment Agreement, dated as of April 7, 1998 (the "Investment Agreement") which contains certain restrictions on the shares of Common Stock purchased by the NTT subsidiary, and which grants NTT the right to name one member of the Verio Board. See "Certain Relationships and Related Transactions--Other Transactions" in the Information Statement.

  In April of 1999, Verio's management met with representatives of Salomon Smith Barney Inc. ("Salomon Smith Barney") to discuss various possible alternatives available to Verio to leverage its assets, customer base and distribution channels, and generally to increase its stock performance. Verio formally engaged Salomon Smith Barney, as of April 21, 1999, as its financial advisor for the purpose of assisting Verio in identifying logical candidates for strategic relationships that would further these efforts.

  Over most of the remainder of 1999, Verio and its financial advisors met with several companies to discuss possible strategic relationships that would allow the two companies to leverage their respective capabilities. In several instances, these discussions led to conversations about the possible merger of the two companies' operations. In some cases, Verio and the other company began to conduct preliminary due diligence investigations of each other. However, none of these discussions proceeded past a preliminary due diligence stage, and no firm proposals were presented.

  On November 29, 1999, Justin Jaschke, the chief executive officer of Verio, and Sean Brophy, the vice president of corporate development of Verio, based on an introduction by an investment bank, met by videoconference with the chief executive officer and the chief financial officer of a company in the telecommunications industry (the "Interested Party") to discuss generally areas of mutual interest and potential cooperation. At the end of the videoconference, the parties agreed to attempt to have a subsequent, in-person meeting and to have larger group meetings.

   At a meeting on December 16, 1999, in connection with its analysis of the budget presented by management for 2000, and various alternative strategic initiatives that might be undertaken by Verio, the Verio Board directed management to explore strategic alternatives with respect to the Internet access portion of its business, including the possibility of separating the Internet access portion from the web-hosting and enhanced services aspects of its business. During late 1999 and early 2000, Verio, along with Salomon Smith Barney, began to consider potential alternatives and whether shareholder value would be enhanced by disposing of the internet access portion of Verio's business in order to focus its efforts more exclusively on the web-hosting and enhanced services aspects of Verio's business. NTT Communications, through its designee on the Verio Board, was aware of Verio's deliberations and discussions concerning this possibility. NTT Communications informed Verio that, if Verio decided to sell its internet access business, NTT Communications might be interested in making a proposal to acquire that business.

   On January 12, 2000, Mr. Jaschke met with the senior management of another telecommunications company during an industry conference sponsored by Salomon Smith Barney. The parties discussed their respective business plans and strategies and the potential synergies that could result from a combination of their businesses. At the end of the meeting, Mr. Jaschke and this other company's management agreed to have further in-person meetings. Senior management teams from Verio and this other company then met on January 25, 2000 and continued the discussion of their respective businesses and potential synergies. The meetings were completed without any determination being made as to what further steps, if any, should be taken, and neither company thereafter indicated any significant interest in pursuing a potential combination, and no other significant discussions on that topic took place between Verio and the other company.

   On February 10, 2000, Mr. Jaschke, Mr. Brophy, Peter Fritzinger, the chief financial officer of Verio, and other Verio representatives met with representatives of NTT Communications to discuss NTT Communications' potential interest if Verio were to decide to sell its Internet business. They discussed the feasibility of such a sale to NTT Communications, as well as a potential timeline for separating these assets from the web hosting and other enhanced services aspects of Verio's business.

   On February 25, 2000, Mr. Jaschke, Mr. Brophy and Mr. Fritzinger met with the chief executive officer and chief financial officer of the Interested Party. The Interested Party reported that they had undertaken an evaluation of the operations of the two companies and the relative benefits that could be derived from various possible strategic and operational relationships, and had concluded that the synergies could best be leveraged though a combination of the two companies. Following this discussion, both parties agreed to have a follow-up meeting at the Interested Party's facilities to provide additional background on their respective companies.

   On March 7, 2000, members of Verio's senior management met at the Interested Party's headquarters with members of the Interested Party's management team to discuss Verio's and the Interested Party's respective business and operations. At the end of the meeting, they agreed to have a follow-up due diligence session at Verio's headquarters. On March 23 and 24, 2000 the Interested Party's senior management and a team of its legal and financial advisors performed a due diligence review of Verio at Verio's headquarters.

   On March 8 and 9, 2000, NTT Communications' representatives met with Christopher DeMarche, the chief technical officer of Verio, and James Treuting, the president of Verio's internet access operations, for the purpose of better understanding Verio's internet access business. The next day, Mr. Jaschke, Mr. Fritzinger and Carla Donelson, the general counsel and corporate secretary of Verio, met by teleconference with representatives of NTT Communications. They informed NTT Communications that they believed the separation of Verio's two businesses would require substantial effort and at least four to six months to complete, in light of the significantly integrated nature of the operation of Verio's Internet access, web-hosting and enhanced services businesses. They also noted that the Verio Board and management had not determined that such a sale was appropriate or desirable, and that they had not yet determined the process for conducting any sale that they might consider. The parties agreed to meet again at some later time to further discuss this.

  On March 30, 2000, Mr. Jaschke received a letter from the Interested Party, which included a summary of terms for a possible combination of the two companies. These terms contemplated a stock-for-stock merger in which the Interested Party would acquire Verio and Verio's stockholders would receive stock in the Interested Party. The term sheet also contemplated that the two largest stockholders of Verio (which would include NTT Communications) would sign agreements to vote for the merger, and that at the time of execution of the definitive agreement with respect to the merger the parties also would enter into mutual operational agreements providing that each would become a provider to the other of their respective products and services. The Interested Party's letter indicated that the proposal was subject to the entry into a mutually satisfactory definitive agreement, as well as to confirmation by the Interested Party of its assumptions regarding Verio's first quarter 2000 performance.

  Pursuant to the Investment Agreement, Mr. Jaschke informed Yukimasa Ito, a member of the Verio Board and an officer of NTT Communications, of Verio's receipt of the Interested Party's proposal. Mr. Ito is the designee of NTT on the Verio Board pursuant to the Investment Agreement. The Investment Agreement generally prohibited NTT from making proposals to acquire Verio, subject to exceptions described in that agreement. However, if Verio, among other things, elected to enter into negotiations regarding a merger or other business combination, then NTT and its affiliates were to be released from these restrictions so that they could participate in the process for negotiating a potential merger or combination in a manner substantially comparable to that made available to the other participants in the process. Mr. Ito called Mr. Jaschke later that day to say that NTT Communications might be interested in making a proposal with respect to Verio.

  At a meeting of the Verio Board on April 1, 2000, Mr. Jaschke reviewed with the Verio Board the contents of the Interested Party's summary of terms. At the meeting, Salomon Smith Barney reviewed the proposed terms and discussed the preliminary relative valuations of Verio and the Interested Party. At the same meeting, Verio's legal counsel discussed with the Verio Board the fiduciary duties of the members of the Verio Board. The Verio Board members then asked Mr. Ito to state whether NTT Communications would respond to the Interested Party's term sheet. Mr. Ito replied that he was not yet in a position to formally comment, but that NTT Communications might have an interest in presenting its own proposal to acquire Verio. Mr. Ito was then excused from further participation in this meeting as well as all future Verio Board deliberations relating to possible business combinations involving Verio, including the discussions of the proposals made by the Interested Party and NTT Communications. The Verio Board also discussed the impact that the announcement of certain strategic operational agreements that Verio was then negotiating might have on the relative valuation of Verio.

  At a meeting of the Verio Board held on April 5, 2000, Mr. Ito was once again asked to state whether NTT Communications would respond to the Interested Party's term sheet. Mr. Ito confirmed that NTT Communications potentially was interested in submitting a proposal to Verio concerning NTT Communication's acquisition of Verio's business operations. Mr. Ito concluded by stating that NTT Communications was giving serious consideration to this matter and expected to indicate its interest in such a transaction, if any, by Saturday morning, April 8, 2000. After Mr. Ito was excused from the meeting, the Verio Board discussed the Interested Party's term sheet and NTT Communications' potential interest. The Verio Board also discussed the impact that the announcement of certain strategic operational agreements that Verio was then negotiating might have on the relative valuation of Verio. The Verio Board directed Verio's management to continue its due diligence review of the Interested Party and to continue its negotiations of the Interested Party's term sheet, including the proposed exchange ratio, pending further indications of interest from NTT Communications.

  On April 5, 6 and 7, 2000 representatives of Verio's management and its legal and financial advisors met with representatives of the Interested Party and its advisors at the Interested Party's facilities to conduct due diligence. During these meetings the Interested Party delivered to the Verio representatives a draft definitive agreement.

  At a meeting of the NTT Communications board of directors on April 7, 2000, the President and Chief Executive Officer of NTT Communications, Masanobu Suzuki, reviewed with the board the possible acquisition of Verio. The board authorized Mr. Suzuki to continue to explore the possibility of making a proposal to acquire Verio by means of a tender offer.

  After the board meeting, Mr. Suzuki sent a letter to Mr. Jaschke expressing the general conditions under which NTT Communications might be interested in acquiring Verio. This nonbinding indication of interest contemplated a tender offer by a subsidiary of NTT Communications for all outstanding shares of Verio Common Stock for $65 in cash per share, net to the seller, followed by a merger of NTT Communications' subsidiary with and into Verio. Mr. Ito indicated that NTT Communications had not yet approved any plan or proposal to acquire Verio, and that NTT Communications' board of directors had only authorized its management to explore the possibility of making a proposal on the terms described in the letter. NTT Communications and Verio also signed a confidentiality agreement, dated as of April 7, 2000.

  On the basis of the non-binding indication of interest submitted by NTT Communications, the Verio Board held a meeting on April 7, 2000 with its legal and financial advisors to discuss NTT Communications' letter and the status of negotiations with the Interested Party. After discussing the contents of the letter, the Verio Board concluded that it needed additional information regarding NTT Communications' interest. The Verio Board directed Mr. Jaschke to discuss the indication of interest with NTT Communications' senior management during upcoming meetings with them in Denver scheduled for April 11, 2000.

  The Verio Board met on April 9, 2000, to discuss further the contents of the NTT Communications' letter. Salomon Smith Barney provided advice to the Verio Board concerning the financial implications of the proposals submitted by the Interested Party and NTT Communications, and discussed the preliminary relative valuations of the Interested Party and Verio. Salomon Smith Barney also discussed its preliminary valuation of the potential NTT Communications proposal, and the relative premium involved. Salomon Smith Barney also discussed the results of its preliminary financial analysis with respect to the Interested Party. Mr. Fritzinger summarized the results of Verio's on-site due diligence review of the Interested Party and its business operations during April 5 through 7, 2000 meetings.

  During the week of April 10, 2000 Verio's management and its legal and financial advisors continued their due diligence investigation of the Interested Party. They also negotiated with the Interested Party's management and legal and financial advisors the terms of the draft merger agreement that the Interested Party had prepared.

  On April 10, 2000, the chief financial officer of the Interested Party disclosed to Mr. Jaschke that it wished to extend the discussions concerning the proposed merger between the parties because of the significant volatility being experienced on the Nasdaq National Market as well as in U.S. stock markets generally. Both the Interested Party's management and Verio's management were concerned with the difficulty in determining an appropriate relative value for the two companies during a time of such extreme market volatility. During the next two weeks, Verio and its legal advisors nevertheless continued to communicate with the Interested Party's legal advisors concerning the timing of a proposed transaction and to discuss the terms of the draft merger agreement.

  On April 11, 2000, Mr. Suzuki and other representatives of NTT
Communications' management and its legal and financial advisors met with Verio's representatives and advisors at Verio's headquarters in Colorado to discuss NTT Communications' summary of possible terms.

  The Verio Board met on April 11, 2000 to discuss the status of the respective negotiations with the Interested Party and NTT Communications. Mr. Jaschke informed the Verio Board that the Interested Party had indicated its desire to extend the timing for the discussions of the proposed merger transaction. Mr. Jaschke also noted that he was still waiting for the Interested Party to respond with a new proposal regarding the exchange ratio that would apply in a merger between Verio and the Interested Party.

  On April 12, 2000, NTT Communications' legal counsel delivered to Verio a draft merger agreement. The management and legal and financial advisors of Verio and NTT Communications proceeded to review and discuss the draft. During these discussions, the representatives of NTT Communications said that NTT Communications' offer, if made, would include an offer to purchase outstanding Verio Preferred Stock at the price to be offered for Verio Common Stock, adjusted for the ratio at which Verio Preferred Stock was then convertible into shares of Verio Common Stock, and that shares of Verio Preferred Stock cancelled in connection with the merger following the closing of the offer would receive the same consideration.

  The Verio Board met again on April 14, 2000 to discuss the status of the respective negotiations. The Verio Board discussed the differences between the two proposals, noting that neither proposal as yet reflected a binding commitment.

  Late on April 15, 2000, Mr. Suzuki informed Mr. Jaschke that NTT Communications would have difficulty making a firm proposal at a $65 per share price, given the stock market's continued volatility and general decline, particularly the decline in internet and technology stocks, including Verio Common Stock. Negotiations regarding NTT Communications' draft agreement were then deferred until NTT Communications could be ready to make such a proposal.

  On the afternoon of April 18, 2000, the Verio Board met to consider the status of the respective negotiations with the Interested Party and NTT Communications. Mr. Jaschke informed the Verio Board that he had been told that NTT Communications did not believe that it could give further consideration to a possible transaction with Verio during the next seven to ten days because of continued stock market volatility. Mr. Jaschke also informed the Verio Board that he had been told that the Interested Party's board might meet soon to consider whether to continue the negotiations with Verio.

  The Verio Board met on April 20, 2000 with its advisors to receive updates from Verio's management and to discuss the status of the respective negotiations.

  The Interested Party did not make any further proposals to Verio. On April 21, 2000 Mr. Jaschke informed the chief executive officer of the Interested Party that Verio had received a draft merger agreement from another potential bidder. The chief executive officer said that the Interested Party might be interested in accelerating its deliberations on when and whether to proceed with negotiations if Verio received a firm proposal from another party.

  During a conversation with Mr. Jaschke over the weekend of April 29, 2000, the chief executive officer of the Interested Party indicated a desire to further delay discussions regarding the potential transaction until the end of the following week, in light of continued market volatility. He also advised Mr. Jaschke that the Interested
Party wanted to delay further negotiations in light of other disclosure issues that the Interested Party would face were the discussions to proceed in the near term. The next week Verio's legal counsel, at Verio's direction, asked the Interested Party's counsel when a revised draft merger agreement would be available. The Interested Party's counsel replied that a revised draft would be forthcoming but no draft was delivered.

  The Verio Board met on April 30, 2000 with its advisors to receive updates from Verio's management and to discuss the status of the respective negotiations.

  NTT Communications' negotiating team arrived in Denver on May 5, 2000 to resume negotiations of its proposed merger agreement, while its senior management in Tokyo continued to deliberate on whether to submit a firm proposal to Verio with respect to price.

  During the night of May 5-6, 2000, Mr. Jaschke had various telephone calls with NTT Communications' representatives, including Mr. Suzuki. During such discussions, NTT Communications' representatives informed Mr. Jaschke that any proposal that NTT Communications might be willing to make would likely not include an offer price greater than the "mid-to-upper 50s," due to the significantly changed market conditions since April 7, 2000 when their original nonbinding proposal was submitted. Mr. Jaschke indicated to Mr. Suzuki that he did not believe that the Verio Board would accept a proposal at such a price. After discussing the matter with NTT Communications' senior management in Tokyo, the next day Mr. Suzuki notified Mr. Jaschke that NTT might be able to make a proposal of $60 per share of Verio Common Stock, if a definitive agreement could be executed on May 6 or 7.

  After internal discussions at NTT Communications, on the morning of May 6, 2000 Mr. Suzuki sent a second letter to Mr. Jaschke, in which NTT Communications described the revised general conditions under which it was authorized to explore the making of a proposal to acquire Verio. The letter indicated that a proposal, if made, would provide for a cash tender offer to acquire Verio for $60 per share of Verio Common Stock, followed by a merger for the same consideration.

  Later on May 6, 2000, Mr. Jaschke informed the chief executive officer of the Interested Party that Verio had received an all cash proposal from another bidder for $60 per share of Verio Common Stock. In a subsequent conversation later that day, the chief executive officer of the Interested Party told Mr. Jaschke that the Interested Party would not be prepared to submit a new proposal to Verio for at least a few days.

  Mr. Jaschke reported these developments to the Verio Board during a meeting on May 6, 2000. The Verio Board discussed these developments and the alternatives available to Verio, and authorized Verio's management to continue to negotiate the potential transaction with NTT Communications. The Verio Board then agreed to continue the same meeting of the Board at 8:00 a.m. the following day. Members of Verio's management team then continued their negotiations with NTT Communications and its advisors.

  On the evening of May 7, 2000 (Tokyo time), the board of directors of NTT Communications received the final terms of the draft merger agreement and approved execution of the definitive merger agreement with Verio. Later in the evening of May 7, 2000, the board of directors of NTT accepted the decision of NTT Communications to proceed with the transaction.

  On May 7, 2000, at the continued meeting of the Verio Board, members of Verio's management reported to the Verio Board on the status of the negotiations with NTT Communications. The Verio Board reviewed the final terms of the draft merger agreement. At this meeting, Salomon Smith Barney presented its financial analysis of the proposed transaction and its oral opinion, later confirmed in writing as of the same date, that, as of that date, the consideration to be paid pursuant to the proposed tender offer and merger, taken together, was fair, from a financial point of view, to the holders of Verio Common Stock (other than NTT Communications) and Verio Preferred Stock. After further discussion, the Verio Board approved, by unanimous vote of the directors present (which included all directors other than Mr. Ito), the transaction and the entry into the definitive agreements by Verio.

  On the afternoon of May 7, 2000, the Merger Agreement was executed by Verio, NTT Communications and Purchaser. Immediately after execution of the Merger Agreement, a press release announcing the transaction was issued by Verio and NTT Communications.

  Fairness of the Offer and the Merger.

  In reaching the conclusions described in Item 4 (a) above, the Verio Board identified several potential benefits of the Offer and the Merger to stockholders, including:

  . The fact that the Offer Price of $60.00 per share of Common Stock and the Preferred Offer Price of $62.136 per share of Preferred Stock to be received by Verio's stockholders in both the Offer and the Merger represent premiums of 67% and 35.7%, respectively, over the closing market prices of the Common Stock and Preferred Stock of $35.9375 and $45.799, respectively, on May 5, 2000, the last full trading day prior to the date that NTT Communications delivered its proposal to the Verio Board, and that the Offer Price represents a premium of 73.1% and 88.5% over the average trading price of the Common Stock during the 5 and 20-day trading periods prior to the execution of the Merger Agreement.

  . The fact that the purchase price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by Verio's stockholders, which were particularly acute in light of the recent volatility in the price of the Common Stock, as well as volatility in the market prices of shares of other telecommunications and Web hosting companies and in the Nasdaq Stock Market in general.

  . The fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Verio's stockholders to obtain cash in exchange for their shares at the earliest possible time.

  . The likelihood that the Offer and the Merger would be consummated, including the fact that the Offer and the Merger would not be subject to any financing condition and that NTT Communications has represented that the funds necessary to consummate the Offer and the Merger will be provided and has agreed to cause Purchaser to fully perform all of Purchaser's obligations under the Merger Agreement.

  The Verio Board also consulted with Verio's senior management, as well as its legal counsel, independent accountants and financial advisors, in reaching its decision to approve the Offer and the Merger. Among the factors considered by the Verio Board in its deliberations were the following:

  . The presentations and views expressed by Verio's management regarding, among other things, the financial condition, results of operations, cash flows, business and prospects of Verio and management's recommendation of the Offer and the Merger.

  . The presentation of Salomon Smith Barney at the meeting of the Verio Board held on May 7, 2000 and the opinion of Salomon Smith Barney dated May 7, 2000, that, as of such date, the per Share consideration to be received by the holders of shares of Common Stock (other than NTT Communications and its affiliates) and the per Share consideration to be received by the holders of shares of Preferred Stock in the Offer and the Merger, taken together, was fair from a financial point of view to such stockholders. The full text of Salomon Smith Barney's written opinion is attached hereto as Schedule II and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Salomon Smith Barney. Salomon Smith Barney did not express any opinion with respect to the Verio Warrants. See "Special Factors--Opinion of Financial Advisor of Verio" in the Offer to Purchase.

  . The volatility in the market price of, and recent trading activity in, the Common Stock, as reflected on the Nasdaq National Market, and the market prices of other telecommunications and Web hosting companies. In particular, the Verio Board noted that the closing prices of the Common Stock had fluctuated between $80 and $23.6875 during the three months prior to the execution of the Merger Agreement.

  . Valuations based on premiums paid in comparable acquisition transactions and discounted cash flow analysis.

  . Verio's prospects if it were to remain independent, publicly traded entity, including the risks of competing against companies that have far greater resources, distribution capacity, product offerings and market reach than Verio.

  . Other potential strategic alternatives, such as a stock-for-stock combination or a sale of portions of Verio's backbone infrastructure and related operations as separate assets. Salomon Smith Barney had been exploring such possible alternatives on behalf of Verio for a period of more than one year prior to the execution of the Merger Agreement.

  . The fact that the Merger Agreement permits Verio, under certain circumstances, to enter into or participate in discussions or negotiations with any person who makes an unsolicited bona fide written offer to acquire Verio that could lead to a Superior Proposal (as defined in the Merger Agreement).

  . Provisions of the Merger Agreement that allow the Verio Board to terminate the Merger Agreement if, prior to the closing of the Merger, Verio has received a Superior Proposal and the Verio Board determines, in its good faith judgement after consultation with independent legal counsel, that failing to terminate the Merger Agreement would be inconsistent with its fiduciary duties under applicable law.

  . The fact that the only regulatory qualifications required to consummate the Merger were (i) expiration or termination of the waiting period under the HSR Act and (ii) expiration of the applicable review process under the Exon-Florio Amendment without government action to block or prevent the consummation of the Offer or the Merger, and the favorable prospects for obtaining all such qualifications. See Item 8.

  . The limited ability of NTT Communications and Purchaser to terminate the Offer or the Merger Agreement, including the absence of a termination provision related to volatility of Verio's or NTT's Communications' stock prices or of any market indices.

  . The arm's-length negotiations between representatives of Verio and NTT Communications leading to the belief of the Verio Board that $60.00 per share of Common Stock and $62.136 per share of Preferred Stock represented prices that were fair to and in the best interests of Verio's stockholders given the facts and circumstances described above.

  . Stockholders who believe that the terms of the Offer and the Merger are not fair can pursue appraisal rights in the Merger under state law.

  The Verio Board also identified and considered a number of uncertainties and risks in its deliberations concerning the Offer and the Merger, including the following:

  . The possibility that, although the Offer gives Verio's stockholders the opportunity to realize a premium over the price at which the Common Stock traded immediately prior to the public announcement of the Offer and the Merger, the price or value of the Common Stock may increase in the future, and Verio's shareholders would not benefit from such future increases.

  . The circumstances under the Merger Agreement under which the $175 million Termination Fee and expense reimbursement of up to $5 million become payable by Verio to NTT Communications and Purchaser.

  . The fact that, pursuant to the Merger Agreement, between the execution of the Merger Agreement and Effective Time, Verio is required to obtain NTT Communications' consent before it can take certain actions.

  In view of the wide variety of factors considered by the Verio Board, it did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Verio Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

  Having considered all the foregoing, and other relevant factors, the Verio Board concluded that the Offer and the Merger, taken together, was the best available alternative for Verio and its stockholders and was fair to and in the best interests of holders of Preferred Stock and holders of Common Stock (other than NTT Communications and its affiliates).

  (c) Intent to Tender.

  To Verio's knowledge after reasonable inquiry, all of Verio's executive officers and directors currently intend to tender all Shares held of record or beneficially (other than Shares held directly or indirectly by other public companies, as to which Verio has no knowledge) by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Neither Verio nor its subsidiaries intend to tender their shares pursuant to the Offer. To Verio's knowledge, neither NTT Communications nor its subsidiaries will be tendering their Shares pursuant to the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Salomon Smith Barney Inc.

  Salomon Smith Barney was retained by Verio pursuant to a letter agreement dated April 21, 1999 (the "SSB Engagement Letter"). Salomon Smith Barney was retained, among other things, to provide investment banking services to the Company and to serve as the Company's financial advisor with respect to a possible sale, transfer or other disposition to certain specified parties, directly or indirectly, of all or substantially all of the business, assets or at least 30% of the equity securities of Verio through a merger or consolidation, tender or exchange offer, negotiated purchase or other business combination of the Company.

  On May 7, 2000, at the meeting of the Verio Board, Salomon Smith Barney delivered its oral opinion, which was subsequently confirmed in writing, to the Verio Board to the effect that, based upon and subject to certain matters stated therein, (a) as of May 7, 2000, the consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock was fair to such holders (other than NTT Communications) from a financial point of view and (b) as of May 7, 2000, the consideration to be received in the Offer and the Merger, taken together, by holders of Preferred Stock was fair to such holders from a financial point of view.

  Pursuant to the SSB Engagement Letter, Verio has agreed to pay Salomon Smith Barney a fee of approximately $17 million, a substantial portion of which is contingent upon consummation of the Merger. Verio has also agreed to reimburse Salomon Smith Barney for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement (including the reasonable fees and disbursements of its counsel) and to indemnify Salomon Smith Barney against certain liabilities and expenses relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

Item 6. Interest in Securities of the Subject Company.

  The following summary sets forth information concerning transactions in Verio's Common Stock or Preferred Stock (i) during the past 60 days by NTT, its directors, executive officers, affiliates and subsidiaries, and (ii) during the past 60 days by Verio, its subsidiaries, affiliates, directors and executive officers.

  (1) NTT Rocky, Inc., an indirectly wholly owned subsidiary of NTT, was granted options by Verio on April 27, 2000 to purchase 6,000 shares of Common Stock at an exercise price of $26.438 per share under Verio's 1998 Non-Employee Director Stock Incentive Plan as a result of Yukimasa Ito's position as a director of Verio. Mr. Ito was designated as a director pursuant to the Investment Agreement dated as of April 7, 1998 between Verio and NTT.

  (2) On March 15, 2000, Justin L. Jaschke exercised: (i) 62,735 vested stock options under Verio's 1996 Stock Option Plan at a price per share of $1.50 and
(ii) 14,814 vested stock options under Verio's 1998 Stock Incentive Plan at a price per share of $6.75. On March 20, 2000, Mr. Jaschke exercised 14,814 vested stock options under Verio's 1998 Stock Incentive Plan at a price per share of $6.75. All of these transactions were effected in New York City.

  (3) On March 17, 2000, Verio entered into an equity swap transaction in New York City with Verio, LLC, a wholly owned unrestricted subsidiary of Verio, and Salomon Brothers Holding Company Inc., pursuant to which Verio, LLC sold 640,000 shares of Common Stock at a price of $52.50 per share to Salomon Brothers Holding Company Inc. for proceeds in the amount of $33,600,000. In connection with the equity swap transaction, Verio, LLC also pledged 1,360,000 shares of Common Stock to Salomon Smith Barney pursuant to the terms of a Pledge Agreement, dated as of March 17, 2000 (the "Pledge Agreement").

  (4) On March 20, 2000, Steven C. Halstedt gifted 12,000 shares of Common Stock to a donee. The transaction was effected in Chicago, Illinois.

  (5) On April 3, 2000, James C. Allen exercised 20,000 vested stock options under Verio's 1998 Non-Employee Director Stock Incentive Plan at a price per share of $10.75. The transaction was effected in New York City.

  (6) On April 5, 2000, the Verio Board of Directors authorized an additional capital contribution of 1,500,000 shares of Common Stock to Verio, LLC. On April 10, 2000, 773,000 of these 1,500,000 additional shares of Common Stock were pledged to Salomon Smith Barney, pursuant to the terms of the Pledge Agreement. On April 25, 2000, the remaining 727,000 shares of Common Stock authorized for issuance to Verio, LLC were also pledged to Salomon Smith Barney, pursuant to the terms of the Pledge Agreement. All of these transactions were effected in New York City.

  (7) On May 12, 2000, a total of 62,915 shares of Common Stock were purchased under the Verio 1998 Employee Stock Purchase Plan for the account of participating employees of Verio, including the following executive officers, with the respective shares purchased by each executive officer set forth below: (i) Justin L. Jaschke purchased 480 shares of Common Stock at an exercise price of $34.2125 per share; (ii) Sean G. Brophy purchased 29 shares of Common Stock at an exercise price of $34.2125 per share; (iii) Chris J. DeMarche purchased 292 shares of Common Stock at an exercise price of $34.2125 per share; and (iv) Peter B. Fritzinger purchased 314 shares of Common Stock at an exercise price of $34.2125 per share. The transactions were effected in New York City.

  (8) On May 15, 2000, Carla Hamre Donelson gifted 6,500 shares of Common Stock to certain donees. The transaction was effected in Englewood, Colorado.

  (9) On May 16, 2000, Providence Equity Partners Inc. exercised 20,000 vested stock options under Verio's 1998 Non-Employee Director Stock Incentive Plan at a price per share of $10.75. The transaction was effected in New York City.

  (10) Effective on May 17, 2000, Verio repurchased from former Verio employee Deb M. Gahan 12,000 shares of Common Stock. The price paid by Verio for the repurchased shares was $1.50 per share, reflecting the same price Ms. Gahan paid to exercise options to purchase the 12,000 shares of Common Stock. The transaction was effected in Englewood, Colorado pursuant to repurchase rights granted to Verio in connection with the early exercise by Ms. Gahan of unvested stock options.

Item 7. Purposes of the Transaction and Plans or Proposals.

  (1) (i) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Verio in response to the Offer which relate to a tender offer or other acquisition of Verio's securities by Verio, any subsidiary of Verio or any other person.

  (ii) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Verio in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Verio or any subsidiary of Verio, (2) any purchase, sale or transfer of a material amount of assets by Verio or any subsidiary of Verio, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Verio.

  (2) Except as indicated in Items 3 and 4 above, there are no transactions, Verio Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Information Statement.

  The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Verio Board other than at a meeting of the Company's stockholders as described in Item 3 above, and is incorporated herein by reference.

State Takeover Laws.

  The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such corporation prior to such date. The Verio Board has approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

DGCL Section 253.

  Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Verio's stockholders. However, if Purchaser does not own at least 90% of the outstanding Common Stock as a result of the Offer or otherwise, a vote by Verio's stockholders will be required under the DGCL to effect the Merger.

Antitrust.

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of Shares in the Offer and the Merger.

  Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. NTT Communications and Purchaser expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than May 30, 2000, and, in that event, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about June 14, 2000, unless earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information or documentary material prior to that time. If within the 15-calendar-day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from us, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although Verio is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Verio's failure to make those filings nor a request made to Verio from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Shares in the Offer and the Merger. At any time before or after our purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of NTT Communications, Verio or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

  Based upon an examination of publicly available information relating to the businesses in which Verio is engaged, Verio believes that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, Verio cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Exon-Florio Amendment.

  Section 721 of the Defense Production Act of 1950, as amended (the "Exon-Florio Amendment") authorizes the President of the United States or his designee to make an investigation to determine the effects on national security of mergers, acquisitions and takeovers by or with foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States. The President has delegated authority to investigate proposed transactions to the Committee on Foreign Investment in the United States ("CFIUS").

  Reviews under the Exon-Florio Amendment are made in accordance with the following timetable: (i) within 30 days following the receipt by CFIUS of written notification of a proposed acquisition, CFIUS must determine whether to commence an investigation; (ii) if CFIUS commences an investigation, it must complete the investigation and submit a report and recommendation to the President within 45 days following the determination to commence an investigation; and (iii) the President has 15 days following the completion of the investigation to take action to suspend or prohibit the relevant acquisition.

  In order for the President to exercise his authority to suspend or prohibit an acquisition, the President must make two findings: (i) that there is credible evidence that leads the President to believe that the foreign interest exercising control might take action that threatens to impair national security and (ii) that provisions of law other than the Exon-Florio Amendment and the International Emergency Economic Powers Act do not provide adequate and appropriate authority for the President to protect the national security in connection with the acquisition. The President's actions are not subject to judicial review. If the President makes such findings, he may take action for such time as he considers appropriate to suspend or prohibit the relevant acquisition. The President may direct the Attorney General to seek appropriate relief, including divestment relief, in the District Courts of the United States in order to implement and enforce the Exon-Florio Amendment.

  Absent certain conditions, the Exon-Florio Amendment does not obligate the parties to an acquisition to notify CFIUS of a proposed transaction. However, if notice of a proposed acquisition is not submitted to CFIUS, then the transaction remains indefinitely subject to review by the President under the Exon-Florio Amendment.

  NTT Communications and Verio plan to file with CFIUS a joint notice of the transactions contemplated by the Merger Agreement. Although NTT Communications believes that the transactions contemplated by the Merger Agreement should not raise any national security concerns, there can be no assurance that CFIUS will not determine to conduct an investigation of the proposed transaction and, if an investigation is commenced, there can be no assurance regarding the outcome of such investigation. If the results of such investigation are adverse to NTT Communications, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

Appraisal Rights.

  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, any holder of Shares at the Effective Time (a "Remaining Stockholder") will have certain rights under the DGCL to dissent and demand appraisal of their Shares. Under Section 262 of the DGCL, a Remaining Stockholder who does not wish to accept the Merger Consideration pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of its Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

  The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

  Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of Verio (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a short-form merger but rather is being consummated following approval thereof at a meeting of Verio's stockholders (a "long-form merger") or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a short-form merger without a vote or meeting of Verio's stockholders. If the Merger is effected as a long-form merger, the written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a long-form merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

  In the case of both a short-form merger and a long-form merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

  A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of Verio called to approve the Merger in the case of a long-form merger and within 20 days following the mailing of the Notice of Merger in the case of a short-form merger.

  Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Verio Inc., 8005 South Chester Street, Suite 200, Englewood, Colorado 80112. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a long-form merger, Verio must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

  In the case of a long-form merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

  Regardless of whether the Merger is effected as a long-form merger or a short-form merger, within 120 days after the Effective Time, either Verio or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider
"market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation ......" The Delaware Supreme Court has construed Section 262 of the DGCL to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

  Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the Merger Consideration or the Preferred Merger Consideration, as the case may be, if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. Moreover, NTT Communications intends to cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the "fair value" of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

  Any Remaining Stockholder who has duly demanded appraisal in compliance with
Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

  At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, such holder may withdraw his or her demand for appraisal only with the consent of Verio as the Surviving Corporation. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder's rights to appraisal shall cease and all stockholders shall be entitled to receive the Merger Consideration or the Preferred Merger Consideration, as the case may be. Inasmuch as Verio has no obligation to file such a petition, and NTT Communications has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis.

  Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

  APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

  STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Certain Litigation Matters.

  Three complaints, entitled Rosner v. Verio Inc., et al., Weinstock v. Halstedt, et al., and Brett v. Halstedt, et al., were filed in the Court of Chancery of the State of Delaware in New Castle County against Verio, NTT and directors of Verio, as purported class actions. The Rosner and Weinstock actions were filed on May 8, 2000 and the Brett action was filed on May 10, 2000. A fourth purported class action, entitled Wolk v. Cahoon, et al., was filed against Verio and directors of Verio, in the Court of Chancery of the State of Delaware in New Castle County on May 8, 2000. On May 9, 2000, a fifth purported class action, entitled Cody v. Verio Inc., et al., was filed in the Colorado State District Court, County of Arapahoe against Verio and directors of Verio.

  The Rosner, Weinstock, Brett and Wolk complaints (collectively, the "Delaware Class Complaints"), seek compensatory and rescissiory damages and injunctive relief based on the Merger Agreement. The Cody action seeks preliminary and permanent injunctive relief and declaratory relief. The Delaware Class Complaints and Cody action also seek costs and disbursements, and attorneys' and experts' fees in connection with their claims.

  The Delaware Class Complaints and Cody action allege, among other things, that the individual defendants breached their fiduciary duties by failing to properly determine Verio's value as a merger candidate, failing to conduct an appropriate auction or market check or to invite other bidders and failing to obtain adequate consideration for Verio's common stock.

  NTT, Verio and the individual defendants believe that these complaints are meritless and they will be defended vigorously.

Item 9. Material to Be Filed as Exhibits.

 Exhibit No.                             Description
 -----------                             -----------
 (a)(1)(A)   Offer to Purchase dated May 17, 2000*+

 (a)(1)(B)   Letter of Transmittal*+

 (a)(1)(C)   Notice of Guaranteed Delivery*+

 (a)(1)(D)   Letter from the Dealer Manager to Brokers, Dealers, Commercial
             Banks, Trust Companies and Nominees*+

 (a)(1)(E)   Letter to clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees*+

 (a)(1)(F)   Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9*+

 (a)(1)(G)   Form of Summary Advertisement as published on May 17, 2000*

 (a)(1)(H) Text of press release issued by NTT Communications dated May 17, 2000*

 (a)(1)(I)   Joint Press Release of the Company and NTT Communications dated
             May 7, 2000**

 (a)(2)      Letter to Stockholders from Justin L. Jaschke, dated May 17, 2000+

 (a)(3)      None

 (a)(4)      None

 (a)(5)(A)   Pages F-51 through F-71 of the Company's Annual Report on Form 10-
             K for the year ended December 31, 1999 (incorporated by reference to the Company's Form 10-K filed with the Securities and Exchange
             Commission on March 27, 2000) (File No. 0-24219)

 (a)(5)(B)   Complaint of Ari Rosner against Verio Inc., Steven Halstedt,
             Yukimasa Ito, Justin L. Jaschke, James C. Allen, Trygve E. Myhren,
             Paul J. Salem, Arthur L. Cahoon and Nippon Telegraph and Telephone
             Corporation*

 (a)(5)(C)   Complaint of Steven Wolk against Arthur L. Cahoon, Paul J. Salem,
             Steven C. Halstedt, James C. Allen, Trygve E. Myhren, Yukimasa Ito and Verio Inc.*

 (a)(5)(D)   Complaint of Jacob Weinstock against Steven C. Halstedt, Justin L.
             Jaschke, James C. Allen, Trygve E. Myhren, Paul J. Salem, Yukimasa
             Ito, Arthur L. Cahoon, Verio Inc. and Nippon Telegraph and
             Telephone Corporation*

 (a)(5)(E)   Complaint of David Brett against Steven C. Halstedt, Justin L.
             Jaschke, James C. Allen, Trygve E. Myhren, Paul J. Salem, Yukimasa
             Ito, Arthur L. Cahoon, Verio Inc. and Nippon Telegraph and
             Telephone Corporation*

 (a)(5)(F)   Complaint of Susan Cody against the Company, Herbert H. Hribar,
             Tom Marinkovich, Trygve E. Myhren, Paul J. Salem, James C. Allen,
             Steven C. Halstedt, George J. Still, Jr., Arthur L Cahoon, Justin
             L. Jaschke and Yuki Ito*

 Exhibit No.                             Description
 -----------                             -----------

 (a)(5)(G)   Opinion of Salomon Smith Barney Inc. to the Board of Directors of
             Verio, dated May 7, 2000 (incorporated by reference to Schedule II attached to this Schedule 14D-9)+

 (e)(1)      Agreement and Plan of Merger, dated as of May 7, 2000, among
             Chaser Acquisition, Inc., NTT Communications Corporation and the
             Company**

 (e)(2)      Confidentiality Agreement, dated April 7, 2000, between the
             Company and NTT Communications  Corporation*

 (e)(3)      Information Statement Pursuant to Section 14(f) of the Securities
             Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Schedule I attached to this Schedule 14D-9)+

 (e)(4)      Letter Agreement, dated May 7, 2000, between the Company and
             Justin L. Jaschke

 (e)(5)      Letter Agreement, dated May 7, 2000, between the Company and Sean
             G. Brophy

 (e)(6)      Letter Agreement, dated May 7, 2000, between the Company and Chris
             DeMarche

 (e)(7)      Letter Agreement, dated May 7, 2000, between the Company and Carla
             Hamre Donelson

 (e)(8)      Letter Agreement, dated May 7, 2000, between the Company and Peter
             B. Fritzinger

 (e)(9)      Letter Agreement, dated May 7, 2000, between the Company and James
             M. Kieffer

 (e)(10)     Letter Agreement, dated May 7, 2000, between the Company and Mark
             A. Orland

 (e)(11)     Letter Agreement, dated May 7, 2000, between the Company and
             Barbara L. Goworowski

 (e)(12)     Letter Agreement, dated May 7, 2000, between the Company and James
             P. Treuting

 (e)(13)     Letter Agreement, dated May 7, 2000, between the Company and
             Douglas R. Schneider

 (e)(14)     Letter Agreement, dated May 7, 2000, between the Company and
             Isabel Ehringer

 (g)         None

--------
 * Incorporated by reference to Schedule TO filed by NTT Communications Corporation and Nippon Telegraph and Telephone Corporation.
** Incorporated by reference to Form 8-K filed by the Company on May 8, 2000.
 + Included in copies mailed to the Company's stockholders.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2000.

                                                 /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                                Chief Executive Officer and
                                                          Director

                                                                     SCHEDULE I

                                  VERIO INC.
                     8005 SOUTH CHESTER STREET, SUITE 200
                           ENGLEWOOD, COLORADO 80112

            INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about May 17, 2000, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Verio Inc. ("Verio" or the "Company") with respect to the tender offer by Chaser Acquisition, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications"), a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT"), to the holders of record of shares of Common Stock, par value $.001 per share, of the Company (the "Common Stock") and to the holders of record of shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, of the Company (the "Preferred Stock" and together with the Common Stock, the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by NTT Communications to a majority of the seats on the Board of Directors of the Company (the "Board" or the "Verio Board").

  The Merger Agreement provides that promptly after such time as Purchaser acquires Shares pursuant to the Offer, Purchaser will be entitled to the fullest extent permitted by law to designate at its option up to that number of directors (rounded to the nearest whole number) of the Verio Board, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as will make the percentage of Verio's directors designated by Purchaser equal to the percentage of the aggregate voting power of the shares of Common Stock held by NTT Communications or any of its subsidiaries. However, in the event that Purchaser's designees are elected to the Verio Board, until the Effective Time, the Verio Board shall have at least three directors who were directors of Verio on the date of the Merger Agreement (the "Continuing Directors"). If the number of Continuing Directors shall be reduced below three for any reason whatsoever, the remaining Continuing Directors shall designate a person or persons to fill such vacancy or vacancies, each of whom shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors of Verio shall designate three persons to fill such vacancies who shall not be officers or affiliates of Verio or any of its subsidiaries, or officers or affiliates of NTT Communications or any of its subsidiaries, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement and, in either case, Purchaser shall cause such person or persons to be elected to fill such vacancy or vacancies.

  Following the election or appointment of Purchaser's designees to the Verio Board and prior to the Effective Time, any amendment, or waiver of any term or condition, of the Merger Agreement or Verio's Certificate of Incorporation or Bylaws, any termination of the Merger Agreement by Verio, any extension by Verio of the time for the performance of any of the obligations or other acts of Purchaser or NTT Communications or waiver or assertion of any of Verio's rights under the Merger Agreement, and any other consent or action by the Verio Board with respect to the Merger Agreement, will require the concurrence of a majority of the Continuing Directors and, except as required by applicable law, no other action by Verio, including any action by any other director of Verio, shall be required for purposes of the Merger Agreement. To the fullest extent permitted by law, Verio will take all actions requested by NTT Communications and reasonably necessary to effect such election. In connection with the foregoing, Verio will promptly, at the option of NTT Communications, to the fullest extent permitted by law, Verio's Certificate of Incorporation and Verio's Bylaws, either increase the size of the Verio Board and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Verio Board as provided above.

  This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser's designees to the Verio Board.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 17, 2000. The Offer is scheduled to expire at midnight, New York City time, on June 14, 2000, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

  The information contained in this Information Statement (including information incorporated by reference) concerning NTT Communications, Purchaser and Purchaser's designees has been furnished to the Company by NTT Communications, and the Company assumes no responsibility for the accuracy or completeness of such information.

                              PURCHASER DESIGNEES

  NTT Communications has informed the Company that it will choose Purchaser's designees from the executive officers of NTT Communications listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company. The information with respect to such officers in Schedule I is hereby incorporated by reference. NTT Communications has informed the Company that each of the officers listed in Schedule I of the Offer to Purchase has consented to act as a director of the Company, if so designated.

  Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Purchaser, none of the executive officers and directors of NTT Communications or Purchaser (i) is currently a director of, or holds any position with, the Company (other than Yukimasa Ito, who is an officer of NTT Communications), or (ii) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of NTT Communications and Purchaser, none of NTT Communications' or Purchaser's directors or executive officers beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

  It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than June 15, 2000, and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Purchaser's designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

                     CERTAIN INFORMATION CONCERNING VERIO

  The authorized capital stock of the Company consists of (a) 750,000,000 shares of Common Stock and (b) 20,000,000 shares of Preferred Stock. As of the close of business on May 11, 2000, there were 82,615,431 shares of Common Stock and 7,200,000 shares of Preferred Stock issued and outstanding (including 2,860,000 shares of Common Stock held by a subsidiary of Verio). The Company's Bylaws authorize the number of directors to be not less than five nor more than eleven. The Board currently consists of eight members, with one vacancy.

  Each share of Common Stock entitles the record holder to one vote. Shares of Preferred Stock have no voting rights except as provided by law and by the Company's Certificate of Designations for the Preferred Stock. The Company's Board of Directors is divided into three classes: Class I, Class II and Class
III. Each class serves staggered terms with the initial term of each class expiring, respectively, at the first, second and third succeeding annual meeting of the stockholders of the Company held following the Company's initial public offering in May 1998. The Board is currently composed three Class III Directors (Messrs. Justin L. Jaschke, Trygve E. Myhren and Yukimasa
Ito), whose terms will expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2001; and three Class I Directors (Messrs. Arthur L. Cahoon, Thomas A. Marinkovich and Paul J. Salem), whose terms will expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2002 and two Class II Directors (Messrs. Steven C. Halstedt and James C. Allen), whose terms will expire in 2003. At each annual meeting of stockholders, directors will be elected for full terms of three years to succeed those directors whose terms are expiring.

  Set forth below are the name, age and position of each director, executive officer and certain other members of senior management of the Company.

             Name              Age                   Position(s)
             ----              ---                   -----------
Steven C. Halstedt............  53 Chairman of the Board
Justin L. Jaschke.............  42 Chief Executive Officer, Director
James C. Allen................  53 Director
Trygve E. Myhren..............  63 Director
Paul J. Salem.................  36 Director
Yukimasa Ito..................  44 Director
Arthur L. Cahoon..............  44 Director
Thomas A. Marinkovich.........  59 Director
Sean G. Brophy................  41 Vice President of Corporate Development
Chris J. DeMarche.............  43 Chief Technical Officer
Carla Hamre Donelson..........  44 Vice President, General Counsel and Secretary
Isabel Ehringer...............  36 Vice President of Technology Services
Peter B. Fritzinger...........  41 Chief Financial Officer
                                   Vice President of Marketing and Chief
Barbara L. Goworowski.........  39 Marketing Officer
Douglas R. Schneider..........  37 President of Web Services
Edric N. Starbird.............  34 Vice President of Customer Operations
James P. Treuting.............  38 President of eBusiness Services

  The following are brief biographies of each director, executive officer and certain other members of senior management of the Company (including present principal occupation or employment, and material occupations, positions, offices or employments for the past five years). To the knowledge of the Company no director or executive officer of the Company has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each such person is a citizen of the United States and each individuals business address is 8005 South Chester Street, Suite 200, Englewood, Colorado 80112.

  Steven C. Halstedt has served as Chairman of the Board since the Company was formed in March 1996. Mr. Halstedt is a co-founder of The Centennial Funds. Mr. Halstedt has 18 years of direct venture capital experience and serves as a general partner of each of the Centennial Holdings' partnerships. Prior to co-founding The Centennial Funds in 1981, he was Executive Vice President and Director of Daniels & Associates, Inc., a private communications service company involved in cable television system operations. Mr. Halstedt is a member of the board of directors of Formus Communications, Inc., Gabriel Communications, Inc. and VeloCom, Inc. He is a former Chairman of the Board of OneComm Corporation, PageAmerica Group, Inc. and Orion Network Systems, Inc., all publicly traded telecommunications companies. Mr. Halstedt received a Bachelor of Science with distinction in management engineering from Worcester Polytechnic Institute, and earned a Master of Business Administration from the Amos Tuck School of Business Administration at Dartmouth College, where he was named an Edward Tuck Scholar. He attended the University of Connecticut School of Law. He was a Platoon Leader and Battalion Operations Officer in a U.S. Army Combat Engineer Battalion in Vietnam.

  Justin L. Jaschke has served as Chief Executive Officer of the Company since it was formed in March 1996. He also is a member of the Board. Prior to forming the Company, Mr. Jaschke served as Chief Operating Officer for Nextel Communications following its merger with OneComm in July of 1995. Mr. Jaschke served as

OneComm's President and as a member of its board of directors from the time that he joined that company in April 1993 until the company's merger with Nextel. Mr. Jaschke currently serves on the board of directors of Metricom, a leading wireless data communications provider, and on the board of directors of Dobson Communications, a rural cellular and local exchange provider. From May 1990 to April 1993, Mr. Jaschke served as President and CEO of Bay Area Cellular Telephone Company. From November 1987 to May 1990, Mr. Jaschke was Vice President of Corporate Development of PacTel Cellular, and from 1985 to 1987, was Director of Mergers and Acquisitions for PacTel Corporation. Prior to that, Mr. Jaschke was a management consultant with Marakon Associates. Mr. Jaschke received a Bachelor of Science degree summa cum laude in mathematics from the University of Puget Sound and a Master of Science degree in management from the Sloan School of Management at MIT.

  James C. Allen has served as a director of the Company since May 1996. Mr. Allen is an Investment Director and member of the general partner of Meritage Private Equity Fund. Mr. Allen served as CEO of Brooks Fiber Properties, Inc. from April 1993 until its acquisition by MCI WorldCom in February 1998. Mr. Allen has 25 years of experience as an entrepreneur, operator, financier, expert witness and advisor in cable television and broadband telecommunications. Prior to joining Brooks in 1993, he served as Chief Financial Officer and Chief Operating Officer of David Lipscomb University from which he holds a Bachelor of Science degree. Mr. Allen was a founder and former President, CFO and COO of Cencom Cable Associates, which was purchased by a subsidiary of Hallmark Cards, and a former Vice President of Operations of Telecom Engineering, Inc., a telecommunications engineering and consulting firm with clients in both the telephone and cable television industries. Mr. Allen previously held positions as Vice President of Operations of United Cable Television, Divisional Manager of Continental Telephone Corporation, and Vice President of Finance for National Communications Service Corporation. Mr. Allen is a member of the board of directors of MCI WorldCom, Inc. and Completel, LLC. Mr. Allen also previously was a member of the board of directors of MetroNet Communications Corp., a local exchange carrier.

  Trygve E. Myhren has served as a director of the Company since April 1997. Mr. Myhren is President of Myhren Media, Inc., a private investment firm concentrating in media, telecommunications, software and Internet-related and consumer products companies. From 1990 to 1996, Mr. Myhren was President and a director of The Providence Journal Company. From 1975 until 1988, Mr. Myhren was an officer of American Television and Communications Corporation, the cable television subsidiary of Time, Inc., now Time/Warner Cable, serving as Chairman and CEO from 1980 to 1988. Mr. Myhren also serves on the boards of The Providence Journal Company, Advanced Marketing Services, Peapod, Inc., CableLabs, J.D. Edwards, Inc., WNP, Inc., Founders Funds and The University of Denver. Previously, Mr. Myhren served as chairman of the National Cable Television Association, and also served on the boards of Turner Broadcasting Systems, Continental Cablevision, Inc., Citizens Bank and several internal Time, Inc. boards, including Home Box Office, Temple-Eastex and Time Magazine Group. He also served on the Federal Communications Commission's Advisory Committee on High Definition TV. Mr. Myhren has an undergraduate degree in political science and philosophy from Dartmouth and a Master of Business Administration from the Amos Tuck Graduate School at Dartmouth. He served three and one-half years as a naval officer with the U.S. Pacific Fleet.

  Paul J. Salem has served as a director of the Company since December 1996. Mr. Salem is Managing Director of Providence Equity Partners, Inc., and is a partner of the general partner of Providence's private equity funds. Providence manages over $500 million in equity and specializes in communications and media investments. Mr. Salem has been responsible for many of Providence's investment activities, including its investments in competitive local exchange companies, enhanced specialized mobile radio, wireless data networks, radio representation, telecommunications infrastructure and other areas. From February 1992 to December 1996, Mr. Salem was a Vice President at Narragansett Capital, Inc., an investment management company. He is currently a director of AT&T Canada, Inc., Mpower Communications and Tele1Europe AB. Prior to joining Providence, Mr. Salem worked for Morgan Stanley & Co. in corporate finance and mergers and acquisitions. Previously, Mr. Salem spent four years with Prudential Investment Corporation, an affiliate of Prudential Insurance, where his responsibilities included private placement financings, leveraged buyout transactions and establishing Prudential's European investment office. Mr. Salem received a Bachelor of Arts in business from Brown University and a Master of Business Administration from Harvard Business School.

  Yukimasa Ito has been a director of the Company since September 1998. Mr. Ito is Vice President, Global IP Business of NTT Communications. From November 1997 until October 1999, Mr. Ito was Vice President, Service Planning of NTT Worldwide Telecommunications Inc., a corporation specializing in providing various international telecommunications services to end-users. NTT Communications Corp. is a subsidiary of NTT which, in turn, is an affiliate of the Company. From August 1994 to October 1997, Mr. Ito was Vice President, Service Planning of NTT PC Communications, Inc. and from August 1991 until July 1994, he was Director, Corporate Planning of NTT America, Inc. Mr. Ito has worked for NTT or its subsidiaries since 1980. Mr. Ito holds a Bachelor of Engineering degree from Waseda University and a Master of Business Administration from the University of Washington. In 1990, Mr. Ito was a M.Sc. Sloan Fellow at Stanford University. Mr. Ito is a citizen of Japan.

  Arthur L. Cahoon was appointed to the Board upon completion of the acquisition of the Company's acquisition of Best Internet Communications, Inc. (which does business as Hiway Technologies ) ("Hiway") in January 1999. Mr. Cahoon is President of Rock Creek Capital, an investment company. Mr. Cahoon previously served as Chairman of Hiway's board of directors, CEO and a director of Hiway since May 1998. From October 1997 to May 1998, he was Chairman of Hiway Florida. Since March 1993, he has served as general partner of Rock Creek Partners, Ltd., an investment company, and executive vice president of James Dahl & Co., an investment banking company. Since January 1995, Mr. Cahoon also has served as Executive Vice President of Timberland Investment Services, LLP, an investment management company which he co-founded. Mr. Cahoon is a member of the board of directors of Mobile America. In addition, from June 1995 to June 1996, he served as President of QuinStone Industries, Inc., a manufacturing company. Prior to March 1993, Mr. Cahoon served as Executive Vice President and CFO of Cain & Bultman, Inc., a wholesale distributor. Mr. Cahoon holds a Bachelor in Business Administration degree in accounting and finance from Stetson University.

  Thomas A. Marinkovich was appointed to the Board on April 27, 2000 and serves as chairman of the audit committee. In 1980 Mr. Marinkovich served as chief financial officer of Daniels & Associates. From 1981 to 1988 he served as president and chief operating officer of Daniels. As president and COO, he was responsible for the daily administration and management of all Daniels divisions including brokerage, investment banking, cable system operations and paging communications. Prior to his tenure at Daniels & Associates, Mr. Marinkovich was a partner at Price Waterhouse, where he was in charge of the Denver tax practice beginning in 1978. He joined Price Waterhouse in 1962 after earning a Bachelor of Science degree in accounting from Seattle University. Mr. Marinkovich currently sits on the board of directors of Centennial Holdings, LLC of Denver, Colorado, the managing partner of the Centennial Funds.

  Sean G. Brophy has served as Vice President of Corporate Development since November 1997, and prior to that served as Vice President of Marketing and Business Development for the Company since joining the Company in May 1996. Mr. Brophy served as Vice President of Marketing for OneComm and then Nextel from 1994 to 1996. He worked at Northern Telecom from 1990 through 1994 in a variety of capacities, including strategic planning and product management, where he had global responsibilities for new products for Personal Communications Services. Prior to that he worked at Bell Northern Research, the research and development arm of Northern Telecom, designing telephone equipment and services ranging from the DMS-100 to key systems. While there he was awarded patent and design excellence awards. Mr. Brophy holds a Bachelor of Science degree in computer engineering from McMaster University, a Master of Science degree in electrical engineering from Carleton University and a Master of Science degree in management from the Sloan School of Management at MIT.

  Chris J. Demarche has been Chief Technical Officer of the Company since joining the Company in May 1996. From 1995 to 1996, Mr.DeMarche was CTO and Senior Vice President of Nextel, where he was credited with addressing many critical technology issues. From 1993 to 1995, he was Senior Vice President of Engineering and Technology at OneComm, where he was responsible for building a national engineering team and designing and implementing wireless communication networks. Mr. DeMarche also worked in advanced technology areas at PacTel Corporation and Hughes Aircraft Corporation and served in the U.S. Naval Submarine Force. Mr. DeMarche received his Master of Business Administration from UCLA in 1990, his Master of System Management from the University of Southern California in 1986, and his Bachelor of Science from the United States Naval Academy in 1978.

  Carla Hamre Donelson has served as Vice President, General Counsel and Secretary of the Company since joining the Company in October 1996 from the law firm of Morrison & Foerster LLP, where she had practiced law since March 1987. She served as a partner in that firm's business department from 1990 and as head of the Denver business practice from 1993. While in private practice, Ms. Donelson was engaged in a general corporate and transactional practice, focused primarily on the communications and related technology industries, representing domestic and foreign entities in numerous financing, merger, acquisition, investment, and licensing transactions. Ms. Donelson received her Bachelor of Arts degree in molecular biology from the University of Colorado, her Juris Doctor degree from the University of Denver College of Law, and is a member of the Colorado Bar Association.

  Isabel Ehringer has served as Vice President of Technology Services since November 1999. She joined the Company in November 1996, serving initially as the President of our Northern California regional operations and then of our Western U.S. operations. In that capacity, Ms. Ehringer was responsible for integrating the operations of local and regional ISPs that the Company acquired in California, Oregon, New Mexico and Washington, and managing regional sales, marketing, and customer operations. Prior to joining the Company, Ms. Ehringer served as Vice President of Information Technology for Nextel Communications, Inc. from 1991 to November 1996. Prior to that, Ms. Ehringer was Director of Development Projects for McCaw Communications, which later became AT&T Wireless. Ms. Ehringer received her Bachelor of Science degree in Electrical Engineering and Computer Science from the University of California at Berkeley.

  Peter B. Fritzinger has served as Chief Financial Officer of the Company since June 1997. From November 1993 until June 1997, Mr. Fritzinger served as Chief Financial Officer of Louis Dreyfus Natural Gas Corp., an independent, publicly held oil and gas company headquartered in Oklahoma City. From 1991 to 1993, he was Vice President of Finance and Treasurer of Louis Dreyfus Energy Corp., a diversified, global enterprise with investments in oil and gas reserves and other petroleum-related industries. Mr. Fritzinger joined Louis Dreyfus Energy Corp. from J.P. Morgan, where he was a Vice President in its corporate finance group, having held various positions with Morgan Guaranty Trust Company of New York since 1980. Mr. Fritzinger received his Bachelor of Arts degree in math and psychology from Amherst College.

  Barbara L. Goworowski was appointed as the Company's Vice President of Marketing and Chief Marketing Officer in October 1999. Ms. Goworowski is responsible for leading the Company's worldwide marketing organization, including product marketing, product management, marketing communications, advertising and public relations. Previously, Ms. Goworowski served as Vice President of Marketing for Ameritech Corporation from 1996 to October 1999. She has more than 15 years of marketing experience, including several executive positions at Ameritech Corporation and US West, Inc. Ms. Goworowski holds a Master of Business Administration degree from DePaul University and a Bachelor of Science degree in marketing from Marquette University.

  Douglas R. Schneider has served as President of Web Services since April 1999, managing the day-to-day aspects of the Company's shared and dedicated hosting, e-commerce, and application hosting operations. He joined the Company in May 1997 as President of Verio Colorado, heading the Company's efforts to establish and build a Rocky Mountain regional presence, and subsequently was appointed President of the Company's Rocky Mountain and Western regional operations. From 1994 to 1997, Mr. Schneider was President of AllCall, a regional distribution company he co-founded that performed customized equipment fulfillment services for OneComm, Nextel, and their dealer channels in the Rocky Mountain and Midwest states. From 1991 to 1994, he served in marketing and sales roles with CellularOne. Mr. Schneider received his Master of Business Administration degree from the Kellogg School of Management at Northwestern University and his Bachelor of Science degree in Mechanical Engineering from the University of California at Davis.

  Edric N. Starbird was appointed as the Company's Vice President of Customer Operations in October 1999. Mr. Starbird was Vice President of Enterprise Operations for MediaOne from October 1997 to August 1999, where he was responsible for customer operations, strategy and operational improvements in 12 markets, responsible for 6,000 employees and a $600 million annual budget. Prior to MediaOne, Mr. Starbird was Executive Director of Market Strategy Development for US West Media Group where he oversaw domestic and international broadband and wireless opportunities. Mr. Starbird also has extensive consulting experience in the telecommunications industry through his four years of work at ATKearny, EDS-MCS, and Ernst & Young. Mr. Starbird received his Master of Business Administration degree from Columbia Business School and holds a Bachelor of Science in Industrial Engineering from Stanford University.

  James P. Treuting has served as President of eBusiness Services since December 1999. In this role, he manages the day-to-day aspects of the Company's Internet access and co-location operations. Previously, he served as Vice President of Sales and Field Marketing from September 1999, and prior to that served as the regional President for the Company's Central U.S., Southeast and Western regions. Mr. Treuting joined the Company in October 1997 when the Company acquired Communique, Inc., an ISP headquartered in New Orleans, where he served as Chairman and CEO of that company from 1994 until its acquisition by the Company. At Communique, Mr. Treuting was responsible for overall leadership and direction and directly managed all marketing, operations, technical support, and customer care operations. From 1992 to 1994, Mr. Treuting worked for Conway Computer Consultants, where he held several key leadership positions including Divisional Manager for the Louisiana Division, which grew 700% during his tenure. From 1984 to 1992, Mr. Treuting worked for IBM, where he was awarded the 100% Quota Achievement Award in each year with direct sales responsibilities and the IBM Golden Circle Award for being in the top one percent of IBM's sales force. Mr. Treuting received his Bachelor of Business Administration degree from Loyola University of the South.

                OTHER INFORMATION CONCERNING CURRENT DIRECTORS

Meetings and Committees of the Board of Directors

  During 1999, the Board met nine times and acted by written consent three times. No director attended fewer than 75% of the aggregate of either (1) the total number of Board meetings held during the period for which he was a director, except for Mr. Allen, or (2) the total number of committee meetings of the Board, on which he served, held during the period for which he was a director.

  During 1999, the Board had five committees: an Executive Committee, a Finance Committee, a Compensation Committee, an Audit Committee and a Nominating Committee.

  During 1999, the Executive Committee held no meetings and acted by written consent three times. From January 1, 1999 through April 14, 1999, the Executive Committee was composed of Messrs. Halstedt and Jaschke. Herbert R. Hribar was subsequently appointed to the Executive Committee effective on April 15, 1999 and served in such capacity until his resignation as President, Chief Operating Officer and a director of Verio on February 4, 2000. The Executive Committee is responsible for reviewing and, where appropriate, authorizing corporate action with respect to the conduct of the business of Verio between Board meetings.

  The Finance Committee held two meetings in 1999. From January 1, 1999 through April 14, 1999, the Finance Committee was composed of Messrs. Halstedt, Jaschke, Still and Myhren. The Finance Committee was reconstituted effective as of April 15, 1999, so that its members now include Messrs. Allen, Jaschke and Salem. The Finance Committee is responsible for reviewing and, where appropriate, authorizing certain corporate actions with respect to the finances of the Company and certain acquisitions of affiliates not involving the issuance of stock.

  The Compensation Committee held six meetings in 1999. From January 1, 1999 through April 14, 1999, the Compensation Committee was composed of Messrs. Allen and Myhren, as well as Stephen W. Schovee, who served on the Board from the time of the Company's inception until his resignation in January 1999. The membership of the Compensation Committee was modified on April 15, 1999 to include Messrs. Myhren and Cahoon, as well as George J. Still, Jr., who served on the Board from the time of the Company's inception until his resignation in October 1999. The Compensation Committee is responsible for reviewing and establishing the compensation structure for the Company's officers and directors, including salary rates, participation in incentive compensation and benefit plans, 401(k) plans, stock option and purchase plans and other forms of compensation.

  The Audit Committee held one meeting in 1999. From January 1, 1999 through April 14, 1999, the Audit Committee was composed of Mr. Myhren, as well as Stephen W. Schovee, until his resignation from the Board in January 1999. Effective as of April 27, 2000, the Audit Committee membership was changed to consist of Messrs. Cahoon and Halstedt as well as Mr. Marinkovich. The Audit Committee recommends the firm to be appointed as independent accountants to audit the Company's financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of management and independent accountants with respect to the Company's financial statements and performing such other related duties and functions as are deemed appropriate by the Audit Committee and the Board. The Audit Committee has a written charter that has been adopted by the Board.

  During 1999, the Nominating Committee, which was established in April 1999, held no meetings and did not act by written consent. The Nominating Committee is composed of Messrs. Halstedt and Jaschke. George J. Still, Jr. also served on the Nominating Committee from its establishment until his resignation from the Board in October 1999. The Nominating Committee is tasked with making recommendations to the Board concerning the recruitment and selection of potential Board candidates. In addition, this committee assesses the performance of the Board, reviews the size and composition of the Board and its committees, and makes appropriate recommendations with respect to possible changes.

Directors' Compensation

  During calendar year 1999, each non-employee director received an annual retainer fee of $5,000 and a fee of $1,000 for each meeting of the Board attended in person or $500 for each meeting attended by telephone. The fee for Board committee meetings was $500 per meeting, whether attended in person or by telephone. A director may elect to receive these payments in the form of common stock. In April 1998, the Company adopted the 1998 Non-Employee Director Stock Incentive Plan ("Director Option Plan") under which options may be granted and shares of Common Stock may be issued to non-employee directors in order to better attract and retain highly qualified outside directors. Under the terms of the Director Option Plan, upon the effective date of the registration statement filed with the SEC in connection with the Company's initial public offering, each non-employee director was automatically granted an option to acquire 60,000 shares of Common Stock at an exercise price per share equal to the price per share in the initial public offering of the Common Stock less underwriting discounts and commissions. Such options vest and become exercisable in three equal installments on each yearly anniversary of the grant date. Non-employee directors elected or appointed to the Board following the initial public offering at the time of their election or appointment also were automatically granted an option to acquire 60,000 shares of Common Stock with the same terms and conditions at an exercise price equal to the then fair market value of the Common Stock. In accordance with these terms, on May 11, 1998 (the effective date of the Company's initial public offering registration statement), each of Messrs. Halstedt, Allen, Myhren and Salem were granted options to purchase 60,000 shares of Common Stock, at an exercise price of $10.75 per share under the Director Option Plan. (That number of shares and the exercise price have been adjusted to reflect the Company's two-for-one Common Stock split that was effected on August 20, 1999.) Thereafter, automatically on their respective appointments to the Board, on September 11, 1998, Mr. Ito was granted an option to purchase 60,000 shares of Common Stock, at an exercise price of $10.25 per share, and on January 5, 1999, Mr. Cahoon was granted an option to purchase 60,000 shares of Common Stock, at an exercise price of $11.375 per share, under the Director Option Plan. Each of Messrs. Halstedt, Myhren, Salem, Ito and Cahoon have assigned their respective options to Centennial Holdings, Inc., Myhren Media, Inc., Providence Equity Partners Inc., NTT Rocky, Inc. and the Arthur L. Cahoon Investments Trust, UA 12/23/99, David A. Damico, Trustee, respectively.

  Under the initial terms of the Director Option Plan, after the initial three year vesting period for the automatic 60,000 options, non-employee directors would receive automatic annual grants of options to acquire an additional 6,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock at the date of grant. Such additional options vest and become exercisable on the first anniversary of the grant date.

  On December 15, 1999, the Compensation Committee adopted a proposal to modify the non-employee director compensation policy, effective as of January 1, 2000, increasing the annual retainer fee from $5,000 to $15,000 (paid quarterly), while eliminating the payment of all individual Board and committee meeting fees. Non-employee Board members still have the ability to elect annually to apply the retainer fee to the automatic purchase of the Company's Common Stock. The Compensation Committee also recommended that the Director Option Plan be amended to provide for an initial grant of 50,000 stock options when a new Board member is appointed to the Board, with these options vesting over the same three-year period as under the initial plan terms, and with subsequent annual grants of 6,000 options being made annually beginning with the first annual stockholders meeting to take place following a Board member's first full year of service on the Board (i.e., without waiting until the initial grant is fully vested). Both of these proposals were approved by the Board on December 16, 1999.

  Under the terms of the Director Option Plan, the Offer would cause (i) each initial option grant that is at the time outstanding to automatically vest as to one-third of the total number of shares subject to such option, and (ii) each subsequent option grant that is at the time outstanding to automatically vest as to all of the shares subject to such option. In connection with the approval of the transactions under the Merger Agreement, the Board of Directors of the Company authorized upon consummation of the Merger (i) the complete acceleration of all unvested options for non-employee Directors who have served on the Board for more than one year as of the date of the corporate transaction and (ii) acceleration of the vesting of one-half of the unvested options held by Directors who have served on the Board for less than one year as of the date of the corporate transaction.

Beneficial Ownership of Shares.

   The following table sets forth information with respect to ownership of the shares of Common Stock held by the directors and executive officers of NTT, NTT Communications, Purchaser and Verio, and with respect to ownership by persons believed by Verio to be the beneficial owners of more than 5% of its outstanding shares of Common Stock, in each case, as of May 11, 2000, to the extent available or unless otherwise noted in the following table and the notes thereto. Also set forth below are shares of Common Stock subject to options or warrants owned by such persons that are currently exercisable or exercisable within 60 days of May 11, 2000. With regard to Justin L. Jaschke, Sean G. Brophy, Chris J. DeMarche, Carla Hamre Donelson and Peter B. Fritzinger, such information relating to options vesting within 60 days of May 11, 2000 includes options to purchase 840,000 shares, 269,600 shares, 232,800 shares, 278,400 shares and 276,000 shares, respectively, which represents in each case the 80% of unvested options for each such person that immediately vest prior to the consummation of the Offer as a result of the Stock Option Deferral Agreement to be entered into between such persons and Verio. Additionally, with regard to options granted to non-employee members of the Verio Board, information relating to options vesting within 60 days of May 11, 2000 includes for Steven C. Halstedt, James C. Allen, Trygve E. Myhren, Paul
J. Salem, Arthur L. Cahoon, Thomas A. Marinkovich and NTT Rocky, Inc. options to purchase 66,000 shares, 46,000 shares, 146,000 shares, 46,000 shares, 66,000 shares, 25,000 shares and 66,000 shares, respectively, which represents in each case options vesting immediately prior to the consummation of the Offer as a result of the authorization of Board of Directors of Verio, in connection with the approval of the transactions under the Merger Agreement, to grant (i) the complete acceleration of all unvested options for non-employee directors who have served on the Board for more than one year and
(ii) acceleration of the vesting of 1/2 of the unvested options held by Directors who have served on the Board for less than one year.

   Beneficial ownership is calculated based on 82,615,431 total shares of common stock issued and outstanding as of May 11, 2000. Except as indicated below and pursuant to applicable community property laws, each of the persons named in the table below has sole voting and investment power with respect to the shares set forth opposite such person's name. Other than with respect to NTT, NTT Communications, Purchaser and their directors and executive officers, all information set forth below has been supplied by Verio. In presenting the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants owned by such person that are currently exercisable or exercisable within 60 days of May 11, 2000 are deemed outstanding; provided that such shares of Common Stock are not deemed outstanding for the purpose of computing the percentage of ownership of any other person. Except as set forth below, none of NTT, NTT Communications, Purchaser, their respective executive officers and directors or their associates or subsidiaries beneficially own any Shares.

                              Number of Shares   Percentage
                              of Common Stock   Beneficially   Exercisable
       Holders               Beneficially Owned    Owned     Options/Warrants
       -------               ------------------ ------------ ----------------
NTT Rocky, Inc. ............     9,053,754          11.0%          66,000
c/o NTT Communications
 Corporation
 1-1-6 Uchisaiwai-cho,
 1 Chiyoda-ku, Tokyo
 ###-##-#### Japan
Brooks Fiber Properties,
 Inc........................     5,128,262           6.2%       1,408,320
 500 Clinton Center Drive
 Clinton, Mississippi 39056
Steven C. Halstedt..........       122,988             *           66,000
Justin L. Jaschke**.........     1,722,758           2.0%       1,358,710
James C. Allen..............       127,680             *           46,000
Trygve E. Myhren............       166,000             *          146,000
Paul J. Salem...............       197,419             *           46,000
Arthur L. Cahoon............       993,366           1.2%         979,894
Yukimasa Ito................           --            --               --
Thomas A. Marinkovich.......        37,000             *           25,000
Sean G. Brophy**............       410,999             *          383,194
Chris J. DeMarche**.........       507,793             *          315,670
Carla Hamre Donelson........       516,883             *          484,103
Peter B. Fritzinger**.......       423,463             *          384,743
All executive officers and
 directors as a group (12
 persons)...................     5,226,299           5.9%       4,235,314

--------
*  Less than 1%
** With regard to Justin L. Jaschke, Sean G. Brophy, Chris J. DeMarche and
   Peter B. Fritzinger, the number of shares of Common Stock beneficially owned by each such person includes 480 shares, 29 shares, 292 shares and 314 shares, respectively, purchased by each such person pursuant to the Verio 1998 Employee Stock Purchase Plan on May 12, 2000.

   NTT Rocky, Inc., NTT Communications' indirect wholly owned subsidiary, holds options to purchase 66,000 shares of Common Stock (of which 20,000 are currently vested) issued under Verio's 1998 Non-Employee Director Stock Incentive Plan as a result of Yukimasa Ito's position as a director of Verio. Mr. Ito was designated as a director pursuant to the Investment Agreement dated as of April 7, 1998 between Verio and NTT.

   MCI WorldCom, formerly known as WorldCom, may be deemed to indirectly beneficially own the shares of Common Stock owned by Brooks Fiber Properties, Inc. as a result of the acquisition of Brooks Fiber Properties, Inc. by WorldCom, which resulted in Brooks Fiber Properties, Inc. becoming a wholly owned subsidiary of MCI WorldCom.

   Mr. Halstedt holds 56,988 shares of Common Stock personally. Mr. Halstedt disclaims beneficial ownership of the options exercisable for 60,000 shares of Common Stock which were granted to him pursuant to Verio's 1998 Non-Employee Director Stock Incentive Plan and subsequent option grants to him pursuant to the plan (which include 6,000 shares granted on April 27, 2000), of which options exercisable for 20,000 shares of Common Stock vested on each of May 11, 1999 and May 11, 2000 and, immediately prior to consummation of the Offer, all remaining unvested options will fully vest pursuant to resolutions of the Board of Directors of Verio. By contract with Centennial Holdings, Inc., of which he is an officer and director, Mr. Halstedt is required to transfer any economic benefit deriving from such options to Centennial Holdings, Inc.

   The shares of Common Stock held by Mr. Allen include 81,680 shares of Common Stock that he transferred to the James C. Allen Revocable Trust. In accordance with the rules of the Exchange Act, Mr. Allen may be deemed to be the beneficial owner of such shares of Common Stock.

   On September 30, 1998, Mr. Myhren assigned to Myhren Media, Inc. the options exercisable for 60,000 shares of Common Stock which were granted to him pursuant to Verio's 1998 Non-Employee Director Stock Incentive Plan and subsequent option grants to him pursuant to the plan (which include 6,000 shares granted on April 27, 2000), of which options exercisable for 20,000 shares of Common Stock vested on each of May 11, 1999 and May 11, 2000 and, immediately prior to consummation of the Offer, all remaining unvested options will fully vest pursuant to resolutions of the Board of Directors of Verio. Mr. Myhren is the President of Myhren Media, Inc. and may be deemed to indirectly beneficially own these options. Mr. Myhren disclaims beneficial ownership of these options.

   Mr. Salem holds 4,348 shares of Common Stock personally. The Navyn 2000 Securities Trust holds 147,701 shares of Common Stock. In accordance with the rules of the Exchange Act, Mr. Salem may be deemed to be the beneficial owner of such shares of Common Stock. On October 9, 1998, Mr. Salem assigned to Providence Equity Partners Inc. the options exercisable for 60,000 shares of Common Stock which were granted to him pursuant to Verio's 1998 Non-Employee Director Stock Incentive Plan and subsequent option grants to him pursuant to the plan (which include 6,000 shares granted on April 27, 2000), of which options exercisable for 20,000 shares of Common Stock vested on each of May 11, 1999 and May 11, 2000 and, immediately prior to consummation of the Offer, all remaining unvested options will fully vest pursuant to resolutions of the Board of Directors of Verio. Providence Equity Partners Inc. exercised 20,000 vested stock options on May 12, 1999. Mr. Salem is Managing Director of Providence Equity Partners Inc. and may be deemed to indirectly beneficially own these options. Mr. Salem disclaims beneficial ownership of these options.

   The shares of Common Stock held by Mr. Cahoon do not include the 43,784 shares of Common Stock held of record by Pam Fitch as Trustee of the Arthur Logan Cahoon Grantor Retained Annuity Trust dated May 29, 1998. Mr. Cahoon may be deemed to indirectly beneficially own the shares of Common Stock held by the Trust. Mr. Cahoon disclaims beneficial ownership of these shares of Common Stock. Mr. Cahoon holds Verio Warrants exercisable for 913,894 shares of Common Stock.

   The shares of Verio's common stock held by Mr. Marinkovich do not include 9,000 shares held of record by the Marinkovich Family Limited Partnership. Mr. Marinkovich may be deemed to indirectly beneficially own the shares held by the Partnership.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION
                       CONCERNING DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth certain summary information for the years ended December 31, 1999, 1998 and 1997, respectively, concerning the compensation paid and awarded to (a) the Company's Chief Executive Officer and (b) the Company's four most highly compensated executive officers whose salaries and bonuses exceeded $100,000 who were serving as executive officers as of December 31, 1999. These individuals are referred to collectively as the "Named Executive Officers."

  As part of the Company's standard cash compensation package offered to all employees (including the Named Executive Officers), the Company provides targeted annual cash bonuses, the payment of which is based on the Company's overall achievement of performance goals established by the Board at the beginning of the year. Actual performance by the Company is measured against those goals at or following the end of the year, and the actual amount of the targeted bonus levels paid is determined based on actual performance relative to those objectives.

  Salary information for 1997 for Mr. Fritzinger and for 1998 for Mr. Hribar reflect compensation paid to each in his principal position commencing in June 1997 and July 1998, respectively. The bonus amount paid to Mr. Hribar in 1988 includes a signing bonus of $125,000, plus a "gross up" for taxes, paid by the Company at the time of his initial employment in July 1998. Information shown under "All Other Compensation" represents the cost of providing relocation benefits to Messrs. Hribar and Fritzinger.

                          SUMMARY COMPENSATION TABLE

                                                                     Underlying
                                    Annual    Long-term              Restricted
Name and Principal        Fiscal Compensation   Stock   Compensation Securities    All Other
Position                   Year   Salary($)   Bonus($)   Awards($)   Options(#) Compensation($)
------------------        ------ ------------ --------- ------------ ---------- ---------------
Justin L. Jaschke.......   1999    307,575         --         --      620,000          --
 Chief Executive Officer   1998    221,041         --         --      300,000          --
                           1997    175,003      66,500     85,000         --           --

Herbert R. Hribar(1)....   1999    454,299         --         --      500,000          --
 President and Chief       1998    125,004     235,998        --      350,000       29,646
 Operating Officer         1997        --          --         --          --           --

Chris J. DeMarche.......   1999    191,825         --         --       35,000          --
 Chief Technical Officer   1998    173,541         --         --      100,000          --
                           1997    160,004      60,800     25,000      20,000          --

Carla Hamre Donelson....   1999    192,867         --         --       40,000          --
 Vice President, General   1998    173,541         --         --      140,000          --
 Counsel and Secretary     1997    160,004      57,760        --       20,000          --

Peter B. Fritzinger.....   1999    194,950         --         --      100,000          --
 Chief Financial Officer   1998    173,541         --         --      110,000          --
                           1997     89,443      31,287        --       75,000       70,267

--------
(1) Mr. Hribar, who served as President and Chief Operating Officer of the Company for all of 1999, subsequently resigned on February 4, 2000.

Employment Agreements

  As a general matter, the Company does not enter into employment agreements, and has not entered into employment agreements with any of its officers. Rather, the employment relationship with each officer is "at will." However, in connection with the initial employment of each officer, the Company and the officer execute an offer letter in which the general compensation and benefits provided to the officer are outlined, including base salary, targeted annual bonus, option grants, employee benefits and severance. The compensation levels established in such offer letters are subject to change from time to time at the discretion of the Compensation Committee.

Compensation Protection Agreements and Subsequent Letter Agreements

  During 1998 and 1999, the Company entered into compensation protection agreements with Justin L. Jaschke, Chris J. DeMarche, Carla Hamre Donelson, Sean G. Brophy, Peter B. Fritzinger, James M. Keiffer, Isabel Ehringer, Barbara L. Goworowski, Douglas R. Schneider, James P. Treuting and Mark A. Orland, each an officer of the Company. Each of the compensation protection agreements contain substantially similar terms, except that Justin Jaschke is entitled to a greater amount of severance, as described below. The compensation protection agreements are for a term of three years, subject to automatic yearly extensions. In no event will the compensation protection agreements terminate within 12 months of a change in control of the Company. For purposes of the compensation protection agreements, a "change in control" includes, among other things, any of the following:

  . An acquisition, other than directly from the Company, of any voting securities of the Company by any person immediately after which such person has beneficial ownership (as defined in the Exchange Act) of 40% or more of the combined voting power of the Company's then outstanding voting securities. In determining whether a change in control has occurred, voting securities which are acquired in a "non-control acquisition," as defined in the compensation protection agreements, do not constitute an acquisition which would cause a change in control;

  . If the individuals who, as of the date the compensation protection agreements were approved by the Board, were members of the Board, cease for any reason to constitute at least a majority of the Board (subject to certain provisos);

  . Approval by stockholders of the Company of a merger, consolidation or reorganization involving the Company, unless such merger, consolidation or reorganization satisfies certain specified conditions;

  . Any other event that at least two-thirds of the incumbent Board in its sole discretion determines constitutes a change in control; and

  . If a protected officer's employment is terminated prior to a change in control and the Board determines that such termination was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change in control and who subsequently effectuates a change in control, or that such termination occurred in connection with, or in anticipation of, a change in control which actually occurs, then a change in control is considered to have occurred with respect to that protected officer, immediately prior to the date of such termination.

  If the Offer is consummated, a "change in control" will be deemed to have occurred for purposes of the compensation protection agreements. As a result, in the following circumstances involving termination of employment within 12 months following such change in control, a protected officer who is so terminated will receive the following compensation and benefits:

  . If a protected officer's employment with the Company is terminated for cause or by reason of the protected officer's disability (each as defined in the compensation protection agreements), death or retirement, or by the protected officer other than for good reason (as defined in the compensation protection agreements), then the Company must pay to the protected officer accrued compensation due but not paid through the date of termination. Accrued compensation includes, without limitation, base salary, reimbursement for reasonable and necessary expenses incurred by the protected officer on behalf of the Company during the period ending on the termination date, and vacation pay.

  . If a protected officer's employment is terminated within 12 months of a change in control for any other reason than specified above, the protected officer will receive:

    .  his or her accrued compensation;

    . an amount equal to a fraction, the numerator of which is the number of days in the Company's fiscal year through the termination date and the denominator of which is 365, multiplied by the protected officer's bonus amount, which is the greater of 100% of the last annual incentive payment paid or payable to the protected officer prior to the termination date, and the protected officer's incentive target for the fiscal year in which the change in control occurs;

    . an amount equal to two times the sum of the protected officer's annual base salary in effect immediately prior to the change in control, plus the bonus amount paid pursuant to the immediately preceding provision (except that the amount paid to Mr. Jaschke will be three times that sum);

    . until the third anniversary of the termination date, the same rights with respect to benefits provided by the Company as were provided to the protected officer as of the effective date of the compensation protection agreement, or, if greater, at any time within 90 days preceding the date of the change in control; and

    . the immediate vesting and removal of all restrictions on any outstanding incentive awards granted to the protected officer under the Company's stock option and other stock incentive plans or any other incentive plan or arrangement, the immediate vesting and exercisability of all stock options and stock appreciation rights granted to the protected officer and the immediate vesting of all performance units granted to the protected officer.

  The compensation protection agreements further provide that the protected officers are not required to mitigate the amount of any payment by seeking employment or otherwise. The compensation protection agreements contain a "gross-up" provision pursuant to which any payment which would subject the protected officer to certain "golden parachute" excise taxes would include an additional gross-up payment resulting in the protected officer retaining an additional amount equal to these excise taxes.

  Simultaneously with the execution of the Merger Agreement, the Company entered into letter agreements with each officer party to a compensation protection agreement which amended the compensation protection agreements in certain respects. The letter agreements amend the compensation protection agreements to limit the circumstances under which an officer can receive the severance benefits described above due to the officer's termination of employment within 12 months following a change of control for "good reason". The letter agreements also entitle each protected officer who remains continuously employed by the Company to receive cash bonus payments thirteen months after the date the Offer is consummated and twenty-five months after the date the Offer is consummated. Each cash bonus payment will be equal to 50% of the following amount: two times (three times in the case of Justin Jaschke) the sum of (i) the protected officer's base salary in effect immediately prior to the consummation of the Offer, including amounts then deferred under the Company's qualified and non-qualified employee benefit plans, and (ii) the greater of 100% of the last annual incentive payment paid or payable to the protected officer prior to the consummation of the Offer under the Company's cash bonus incentive plan or the protected officer's incentive target for the fiscal year in which the Offer is consummated. The letter agreements do not affect the provisions for gross-up payments for "golden parachute" excise taxes. Payments under the amended compensation protection agreements continue to be subject to excise tax gross-up protection. The amounts that may become payable to the protected officer pursuant to the benefit awards to be granted as of the Effective Time under certain retention and incentive plans to be adopted by the Company in accordance with the Merger Agreement will be reduced by the amounts of these cash bonus payments.

  The letter agreements further provide that the protected officers' continued employment by the Company after consummation of the Offer and their participation in the incentive and retention programs thereafter are subject to the protected officers' execution prior to consummation of the Offer of agreements to remain employed by the Company immediately after the consummation of the Offer, covenants not to compete with or solicit employees of the Company and its affiliates in the United States for certain designated periods and confidentiality agreements, in each case reasonably satisfactory to NTT Communications and the Company.

  The letter agreements also require certain protected officers to enter into stock option deferral agreements prior to the consummation of the Offer which waive acceleration and defer vesting of 20% of the unvested options held by such protected officers that otherwise would become vested immediately prior to the consummation of the Offer. Under the option deferral agreements, the right to receive the value of the deferred options generally will vest as to one-half of the deferred options 13 months after consummation of the Offer and as to the remaining one-half 25 months after the Offer, provided the protected officer is employed by Verio on that date. The option deferral agreements also provide for the payments of bonuses to the protected officers if and when they receive payments for the value of the deferred options. The bonus payable at the end of 13 months will be 50% of the aggregate option consideration payable with respect to the deferred options vesting on such date and the bonus payable at the end of 25 months will be 100% of the aggregate option consideration payable with respect to the deferred options vesting on such date.

  The letter agreements, including the amendments to the compensation protection agreements, cease to become effective upon termination of the Merger Agreement pursuant to its terms.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Exchange Act, that might incorporate future filings, in whole or in part, the following report and the Performance Graph which follows shall not be deemed to be incorporated by reference into any such filings.

  The Compensation Committee of the Board, which is comprised solely of independent, non-employee Board members, has the authority and responsibility to establish the overall compensation strategy for the Company, including salary and bonus levels, to administer the Company's incentive compensation and benefit plans, 401(k) plans, and stock option and purchase plans, and to review and make recommendations to the Board with respect to the compensation of the Company's executives. Trygve Myhren and Arthur Cahoon are the current members of the Compensation Committee.

Compensation Policy

  The Company's overall compensation philosophy is to provide a competitive compensation program that enables the Company to attract, reward, incent, and retain highly capable executives and other employees who have the skills and experience necessary to promote the short and long-term financial performance and growth of the Company. The Company's compensation program is designed to link the annual compensation received by its executives to the Company's financial performance, growth and achievement of other strategic and operational goals established annually by the Company's Board. In addition, the Company's officers receive longer-term incentives, provided principally in the form of stock options, thereby aligning their interests with those of the Company's stockholders.

  The Company's executive compensation consists of three principal components, the amounts of which are established in order to provide overall compensation that is comparable to that offered by similarly situated companies. These components include:

  .  a base salary;

  . an annual cash bonus opportunity that is dependent on the achievement of company-wide performance objectives established annually by the Board; and

  . awards of stock options to provide a long-term incentive that aligns management's interests with stockholders' interests.

  During 1999, the Compensation Committee engaged an independent consulting firm to evaluate its overall compensation program to determine its competitiveness and appropriateness based on an analysis of the compensation programs and levels of other comparable companies. Specifically, the consultant evaluated the salary, bonus and long-term incentive levels of the Company's officers, comparing the levels paid by the Company to its officers to those levels paid by numerous other similarly situated companies. This comparison took into account relative market capitalization, industry, revenue and growth levels, and other relevant factors for the Company and the comparison companies. Based on this evaluation, and the recommendations of the consultant resulting from this evaluation, the Compensation Committee determined that certain compensation adjustments, both to annual salary and option levels, were appropriate for certain executive officers as well as other employees. As a result, certain salary levels were adjusted and additional option grants were made during 1999 to executive officers. Details of the stock options granted to certain executive officers in 1999 are provided in the table entitled "Stock Options Granted in 1999" below.

  Salary. The base salaries of the Company's executive officers are initially established, and thereafter periodically reviewed and adjusted, by the Compensation Committee. When setting and adjusting base salary levels, in a manner consistent with the Compensation Committee's policy outlined above, the Compensation Committee takes into account, in addition to the performance of the individual executive officer, which is the primary consideration, other relevant factors such as competitive market conditions for executive compensation, the Company's financial and stock price performance, historical compensation levels, and internal comparability considerations.

  Bonus. Each executive officer (as well as each employee of the Company generally) is provided an annual cash bonus opportunity that is typically a targeted percentage of base salary. At the beginning of each year, the Board establishes performance objectives for the year. The actual amount of the bonus paid is determined at the end of the year based on the Company's actual performance against those objectives. While the specific performance objectives vary from year to year, the general approach in establishing the objectives is to (1) foster a single company attitude across the Company's operations, (2) emphasize the importance of teamwork and the interdependent efforts required for success while also recognizing individual performance,
(3) compensate based on actual results measured against established goals, and
(4) provide fair, objective and easily measurable performance parameters.

  For the year ended December 31, 1999, the performance objectives established for the payment of bonuses were based primarily on the achievement of specific, internally established, financial performance thresholds determined at the beginning of the year that were based on projected revenue and EBITDA levels to be reached by year end. In evaluating the Company's actual performance against the designated objectives for the year, the Compensation Committee determined that the Company's actual performance against the internally targeted financial criteria warranted payment of bonuses at 80% of the full targeted levels. The Committee determined that at the more senior employee level, including management, bonuses will be paid in the form of fully vested stock option grants, while the remaining employees will receive their bonuses paid 60% in cash and 40% in fully vested stock options. It is anticipated that these option grants will be made during the first half of 2000. In keeping with the requirements of the Company's 1998 Stock Incentive Plan, these option grants will be at an exercise price equal to the trading price of the Company's Common Stock at the time of the grant. The number of options that will be granted will be based on a formula of six options for every $100 of bonus, a formula that was derived based in part on a Black Sholes valuation methodology applied to the options. The Board or the Compensation Committee in the future will continue to establish performance criteria with respect to bonuses paid to executive officers for any given fiscal year, which will vary based on the Company's operations, prospects and strategy at the time.

  Long-term Incentive Compensation. The Company believes that stock option grants:

  . align executive officer interests with stockholder interests by creating a direct link between compensation and stockholder return;

  . give executive officers a significant, long-term interest in the Company's success;

  . provide each executive officer with a significant incentive to manage the Company's operations from the perspective of an owner with an equity stake in the business; and

  . help retain key executive officers in a competitive market for executive talent.

  The Company's Stock Incentive Plan authorizes the Board, or a committee of the Board, to grant stock options to employees, directors, consultants and executive officers of the Company. Stock option grants generally are made to all of the Company's employees, including executive officers, at the time of initial employment. Thereafter, additional grants may be made to individual employees, including executive officers, from time to time, in order to continue to incent retention and long-term performance. Additional options are not necessarily granted to each executive officer during each year, but rather are made based on factors such as individual performance, the Company's overall growth and financial performance, the number of unvested options held by the individual at the time, and various competitive factors. The relative weight given to these various factors may vary from individual to individual, at the Committee's discretion.

  Options granted to executive officers generally are subject to vesting provisions, so that the options vest over a four-year period, in equal annual increments beginning on the first annual anniversary of the date of the grant and on the three subsequent annual anniversaries. Vesting typically is subject to acceleration upon the occurrence of certain events, such as a change of control of the Company, and in certain cases coupled with the termination, or effective termination, of the executive's employment. The options generally have an eight-year term. Prior to the adoption of the 1998 Stock Incentive Plan, grants of options to the Company's employees, including the executive officers, were made under two earlier plans. Options granted under those plans were for a 10-year term, and generally were made on a 20% per year, five-year vesting schedule. This vesting schedule likewise is subject to acceleration upon the occurrence of certain events.

  Compensation of Chief Executive Officer. The Compensation Committee establishes, and periodically adjusts, the base salary of Mr. Jaschke, who has served as the Company's Chief Executive Officer since its formation in March 1996, with the objective of compensating him fairly based on his individual efforts and the overall performance and success of the Company, while maintaining the competitiveness of his base salary with salaries paid to similarly situated chief executive officers. Typical of its policy with respect to base salaries provided to employees generally, it has been the Committee's intent to provide Mr. Jaschke with a level of stability and certainty each year in the form of a base salary that is not tied specifically to the achievement of established criteria, while payment of Mr. Jaschke's annual performance bonus is determined based on the same annually determined company-wide performance factors as those that apply to all of the Company's employees. Mr. Jaschke's compensation, including his annual salary and option levels, were evaluated and adjusted as part of the Compensation Committee's overall evaluation of the Company's compensation policies and levels during 1999. As discussed above, performance-based bonuses for 1999 were to be paid to the executive officers, including Mr. Jaschke, at 80% of the targeted levels for 1999, and were to be paid in the form of the grant of stock options during the first half of 2000 on the terms described above. Mr. Jaschke received grants of options to purchase a total of 620,000 shares of the Company's stock during 1999.

  Compensation Policy Regarding Deductibility. Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the company's executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance based compensation paid to the Company's executive officers in 1999 did not exceed the $1 million limit per officer. The 1998 Stock Incentive Plan is structured so that any compensation deemed paid to an executive officer in connection with the exercise of option grants made under that plan will qualify as performance-based compensation which is not subject to the $1 million limitation.

The Compensation Committee limited the dollar amount of all other compensation payable to the Company's executive officers to no more than $1 million. The Compensation Committee is aware of the limitations imposed by Section 162(m), and the exemptions available therefrom, and will address the issue of deductibility when and if circumstances warrant and may use such exemptions in addition to the exemption contemplated under the 1998 Stock Incentive Plan.

                                          Submitted by the Compensation
                                           Committee:

                                          Trygve E. Myhren
                                          Arthur L. Cahoon

Compensation Committee Interlocks and Insider Participation

  From January 1, 1999 through April 14, 1999, the Compensation Committee was composed of Messrs. Allen and Myhren, as well as Stephen W. Schovee, who served on the Board from the time of the Company's inception until his resignation in January 1999. The membership of the Compensation Committee was modified on April 15, 1999 to consist of Messrs. Myhren and Cahoon, as well as George J. Still, Jr., who served in that capacity until his resignation in October 1999. Mr. Myhren serves as the chairman of the Compensation Committee. No member of this Committee is a present or former officer or employee of the Company or any of its subsidiaries. No member of this Committee served on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Board or Compensation Committee.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Directors and Executive Officers

  As a condition to the closing of the acquisition of Best Internet Communications, Inc. (which does business as Hiway Technologies and which the Company refers to as "Hiway"), which occurred on January 5, 1999, all related party indebtedness was to be repaid to Hiway on or prior to closing. However, the Company agreed to waive the condition that Arthur L. Cahoon repay his indebtedness to Hiway in the principal amount of $280,409 with interest at the then prime rate.

  The Company has invested a total of approximately $8.25 million in convertible preferred stock of VIANet.Works, Inc. which represents approximately 5.9% of the outstanding capital stock of VIANet.Works after the recent completion of that company's IPO in February 2000. Mr. Halstedt, who serves on the Company's Board of Directors, served as a member of VIANet.Works' board of directors until September 1999, when he resigned from that board. Mr. Hribar, who served on the Company's Board of Directors during 1999, also served on VIANet.Works' board until April 1999, when he resigned from that board.

  Non-employee members of the Verio Board have received grants of options under the Director Option Plan that would accelerate as to certain shares subject to such options upon consummation of the Offer. See "Other Information Concerning Current Directors--Directors' Compensation."

  Certain of the Company's executive officers have compensation arrangements with the Company that will be affected by the consummation of the Offer. See "Executive Compensation and Other Information Concerning Directors and Officers--Compensation Protection Agreements and Subsequent Letter Agreements."

Other Transactions

  On May 15, 1998, a U.S. subsidiary of NTT purchased 8,987,754 shares of Common Stock (after giving effect to the Company's two for one stock split on August 20, 1999) pursuant to a Stock Purchase and Master

Strategic Relationship Agreement dated as of April 7, 1998 (the "Stock Purchase Agreement") between Verio and NTT (the "Stock Purchase"). The aggregate purchase price paid by NTT for the shares was $99,999,997.94.

  Concurrently with the execution of the Stock Purchase Agreement, the Company and a subsidiary of NTT entered into an Outside Service Provider Agreement dated as of April 7, 1998 (the "OSP Agreement"). The OSP Agreement became effective upon consummation of the Stock Purchase. The OSP Agreement provided general terms on which Verio was designated as the preferred provider of Internet access and related services to customers of NTT America, Inc. ("NTT America") on a reseller basis. In addition Verio and NTT America agreed to connect their backbones and establish a peering and transit relationship, and that Verio would provide NTT America with full back-office and engineering support. NTT America agreed to pay Verio for Verio's services at predetermined rates reflective of the strategic relationship between the parties, under which NTT America is entitled to "most favored customer" status and pricing concessions. In furtherance of the OSP Agreement, Verio and a subsidiary of NTT America subsequently executed a Strategic Partner Services Agreement on October 26, 1998 which set out the specific terms and conditions pursuant to which the OSP Agreement would be implemented (see below).

  Concurrently with their execution of the Stock Purchase Agreement, the Company and NTT entered into an Investment Agreement dated as of April 7, 1998 (the "Investment Agreement"), NTT's rights under which were subsequently assigned to its U.S. subsidiary that owns shares of Common Stock. The Investment Agreement provides that, from and after November 15, 1998, NTT and its affiliates could acquire voting securities of the Company through open market and privately negotiated purchases or otherwise, if, and only to the extent that, after the acquisition thereof NTT and its affiliates collectively would beneficially own in the aggregate no more than 17.5% (the "Percentage Limitation") of the shares of Common Stock calculated on a fully diluted basis. At all times prior to the termination of the Standstill Restrictions (as defined below), NTT is required to give the Company written notice of the intention of NTT or any of its affiliates to purchase additional securities of Verio at least two business days prior to the date NTT or any such affiliate purchases or agrees to purchase any such securities.

  The Investment Agreement provides that, during the period commencing on April 7, 1998 and ending on May 15, 2003 except as (a) specifically permitted by the Investment Agreement or (b) specifically requested in writing in advance by the Company upon the approval of the Board (without any prior solicitation or request (or other act encouraging the delivery of such a writing) having been made to the Company or to the Board or otherwise having been publicly made), NTT will not, and will ensure that its affiliates do not, in any manner, directly or indirectly, take any of the following actions (collectively, the "Standstill Restrictions"): (i) acquire, or offer or agree to acquire, or make any proposal or indicate any interest with respect to the acquisition of, directly or indirectly, by purchase or otherwise, any material amount of the assets or property of, any amounts of the voting securities of, or any material amounts of the securities (other than voting securities) of the Company or any of its affiliates controlled by the Company, (ii) solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined or used in Regulation 14A under the Exchange Act) of proxies or consents with respect to any voting securities of Verio or any of its successors or controlled affiliates, or initiate or become a participant in any stockholder proposal or "election contest" (as such term is defined or used in Rule 14a-11 under the Exchange Act) with respect to the Company or any of its successors or controlled affiliates or induce others to initiate the same, or otherwise seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its successors or controlled affiliates; (iii) take any action for the purpose of calling a stockholders' meeting of the Company or any of its successors or controlled affiliates; (iv) make any proposal or any public announcement relating to, or submit to the Company or any of its directors, officers, representatives, trustees, employees, attorneys, advisors, agents or affiliates any proposal for, a tender or exchange offer for voting securities of the Company or any of its successors or controlled affiliates, the acquisition of voting securities of the Company that would result in NTT (together with its affiliates) exceeding the Percentage Limitation or a merger, business combination, sale of assets, liquidation, restructuring, recapitalization or other extraordinary corporate transaction relating to the Company or any of its successors or controlled affiliates (other than with respect to joint ventures, licenses, transactions contemplated by the OSP Agreement or other transactions in the ordinary course of business) or take any action that might require the Company or any of its successors or controlled affiliates to make any public announcement regarding any of the foregoing; (v) deposit voting securities of the Company or any of its successors or controlled affiliates held by it into a voting trust or subject any such securities to voting agreements, or grant any proxy with respect to any such securities to any person not designated by the Company; (vi) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) for the purpose of acquiring, holding, voting or disposing of voting securities of the Company or any of its successors or controlled affiliates or taking any other actions restricted or prohibited under (i) through (v) above; (vii) disclose to any person any intention, plan or arrangement inconsistent with the foregoing; (viii) advise, assist or encourage any other person in connection with any of the foregoing; (ix) enter into any discussions, negotiations, arrangements or understandings with any other person with respect to, or aid, abet or encourage any action prohibited by, any of the foregoing, (x) make (publicly or to the Company or any of its directors, officers, representatives, trustees, employees, attorneys, advisors, agents, affiliates or security holders, directly or indirectly) any request or proposal to amend, waive or terminate any of the Standstill Restrictions or related provisions or any inquiry or statement relating thereto; or (xi) act, alone or in concert with others, to seek to control or influence in any material respect the management or policies of the Company.

  The Investment Agreement provides that, notwithstanding the Standstill Restrictions, in the event (i) the Company publicly announces or invites any person other than NTT to make a proposal, or elects to enter into negotiations, with respect to, or (ii) the Board adopts a plan or program regarding (whether or not publicly announced) any merger, consolidation or other business combination, liquidation or recapitalization of the Company, or any sale or transfer of all or substantially all of the assets of the Company or any sale or transfer of voting securities of the Company that, if consummated, would constitute a "change of control" (as defined in the Investment Agreement) of the Company, then NTT and its affiliates will be permitted to participate in any such process on terms that are substantially comparable to those made available to any other participant in such process.

  The Investment Agreement provides that the Standstill Restrictions will lapse and have no further force or effect (i) in the event of any agreement between the Company and any other person or group pursuant to which, if consummated, a change of control of the Company would occur (any such event being an "Acquisition Event") or (ii) in the event any person or group shall commence a tender offer or exchange offer which, if successful, would result in a change of control (a "Third Party Offer"), and the bidder has financing or financial commitments from responsible financial institutions sufficient to finance the cash portion of such Third Party Offer, provided that in the event that the transactions contemplated in connection with the Acquisition Event are not completed or the Third Party Offer is not completed, all Standstill Restrictions will be reinstated upon two business days' written notice to NTT and will remain effective until subsequently terminated pursuant to the Investment Agreement. NTT and its affiliates will be entitled to retain any equity securities of Verio purchased by them following such termination but prior to such reinstatement, provided that such equity securities and all subsequent acquisitions of securities of the Company by NTT or any of its affiliates will be subject to all of the provisions of the Investment Agreement.

  Pursuant to the Investment Agreement, NTT may not, and is required to ensure that its affiliates do not, transfer any equity securities of the Company while there is pending, or otherwise transfer any such equity securities in contemplation of, any Acquisition Proposal, unless such Acquisition Proposal has been recommended publicly by the Board to all of the Company's stockholders; provided that if the Board has not publicly recommended against such Acquisition Proposal within three months of the later of (i) the initial public announcement thereof by the acquiror or (ii) the formal presentation of such Acquisition Proposal to the Board, then such restrictions will lapse and have no further force or effect; provided, further, that in the event such Acquisition Proposal is not completed, all such restrictions will be reinstated upon two business days' written notice to NTT and will remain effective until subsequently terminated pursuant to the Investment Agreement.

  The Investment Agreement provides that at all times prior to the termination or lapsing of the Standstill Restrictions, NTT will take all action as may be required so that all voting securities of the Company owned by NTT and its affiliates are voted (i) with respect to elections of members of the Board, for the Board's nominees to the Board, and (ii) with respect to all other matters to be voted on by stockholders, either (A) in accordance with the recommendations of the Board, or (B) for or against any such matter in the same proportion as the shares owned by all other stockholders (excluding NTT and each of its affiliates that is a stockholder of the Company) are voted with respect to such matters. NTT and all affiliates of NTT owning voting securities of the Company are required to be present, in person or by proxy, at all meetings of the stockholders of the Company so that all such securities owned by NTT and any such affiliate may be counted for the purposes of determining the presence of a quorum at such meetings.

  The Investment Agreement provides that, subject to specified exceptions, neither NTT nor any of its affiliates may, directly or indirectly, sell, pledge or otherwise dispose of any equity securities of the Company (except to NTT or any affiliates of NTT) without first offering to sell all such equity securities to the Company pursuant to a right of first offer or, in the case of a Significant Transfer (as defined below), a right of first refusal. A "Significant Transfer" is a proposed sale of equity securities to (i) any of up to 15 persons that are, or that the Company reasonably believes are likely to become, competitors of the Company in the business of providing access to the Internet for business customers in the United States, as identified in a list that may be updated or revised by the Company no more than semi-annually upon notice to NTT, or (ii) any person that following such transfer would (alone or collectively with all affiliates of such person) beneficially own more than 10% of the outstanding Shares. The parties' obligations with respect to such rights of first offer and first refusal are subject to compliance with notice and closing requirements and other conditions, some of which vary with the market price of equity securities of the Company subject to the proposed transfer. Each transferee of the equity securities of the Company is required to agree to be bound by the same transfer restrictions as NTT and its affiliates if such transferee's beneficial ownership of equity securities of the Company following the transfer exceeds 7.5% of the shares of Common Stock calculated on a fully diluted basis. The Company's rights of first offer and first refusal do not apply to any transfer of Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock in a public distribution, in a transaction pursuant to Rule 144 under the Securities Act, in certain other transactions effected on a nationally recognized securities exchange or Nasdaq, in an Acquisition Transaction or in connection with a pledge that satisfied specified requirements.

  Pursuant to the Investment Agreement, the Company became obligated to appoint to the Board an individual designated by NTT. The designee is entitled to serve as a member of the Board until the first annual stockholders meeting following May 15, 2001 so long as NTT and its affiliates collectively own beneficially either (i) at least 50% of the aggregate shares of Common Stock purchased by NTT pursuant to the Stock Purchase Agreement (adjusted as appropriate for any subsequent stock split or reverse stock split or other similar action) or (ii) at least 5% of the shares of Common Stock of the Company calculated on a fully diluted basis (the amount in clause (i) or (ii) above, the "Ownership Threshold"). If at any time during such initial term NTT and its affiliates collectively cease to own beneficially shares of Common Stock at least equal to the Ownership Threshold, NTT will, upon the request of the Company, be required to cause the designee to resign from the Board. Following the expiration of the initial term of the designee, until such time as NTT and its affiliates collectively no longer beneficially own shares at least equal to the Ownership Threshold, the Company will be required to take all corporate action necessary to nominate for election to the Board an individual appointed by NTT and to recommend to the Company's stockholders such nominee's election to the Board. Yukimasa Ito has served as a member of the Board as NTT's designee since September 1998. Additionally, under the Investment Agreement, NTT designated three individuals to be employed by Verio in corporate development, technical and marketing positions to assist in implementing and carrying out the commercial relationship between Verio and NTT.

  The Investment Agreement provides that, until such time as NTT and its affiliates collectively no longer beneficially own shares of Common Stock at least equal to the Ownership Threshold, (i) NTT also has the right to appoint an observer who will have observer rights at meetings of the Board and, under specified circumstances, an observer who will have observer rights at meetings of the executive committee of the Board and (ii) at the request of NTT, under specified circumstances, the Company will cause to be appointed to the executive committee of the Board the NTT designee appointed to the Board or elected to the Board in accordance with the provisions described in the immediately preceding paragraph. The Investment Agreement provides that NTT may designate up to three employees (the "Designated Employees") to be employed by Verio, who shall have suitable experience and be reasonably satisfactory to Verio, until the earlier of the date (i) NTT and its affiliates collectively cease to own beneficially shares at least equal to the Ownership Threshold (but not earlier than May 15, 2001), or (ii) the OSP Agreement terminates or expires. Three Designated Employees have been working in Verio's headquarter offices since shortly after the completion of NTT's initial investment in Verio in the corporate development, marketing and engineering areas.

  The Investment Agreement provides that if requested by any underwriter of the shares of Common Stock, in the case of any offering of securities of the Company registered under the Securities Act, NTT will not, and will ensure that its affiliates do not, directly or indirectly, sell, offer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, warrant or right to purchase, or otherwise dispose of or transfer, or enter into any swap or other agreement or any arrangement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership in, any equity securities of the Company held by it or them, during the period following the effective date of a registration statement of the Company filed under the Securities Act equal to 90 days, except in either case for equity securities included in such registration and provided that, if directors and officers of the Company holding shares of Common Stock generally are subject to holdback restrictions of shorter duration, such shorter periods will apply to NTT and its affiliates.

  Under the Investment Agreement, NTT is entitled to three demand registrations by the Company (a "Demand Registration") of the shares of Common Stock held by it and all other equity securities acquired by NTT or any of its affiliates, together with any securities issued or issuable by the Company in respect of any such securities by way of a distribution or split or in connection with certain other specified types of transactions (collectively, the "Registrable Securities"), at any time after the first anniversary of the Company's initial public offering (subject to a maximum of three Demand Registrations in total). Such demand is required to be made (i) by holders of a majority of the outstanding Registrable Securities with respect to at least 25% of the Registrable Securities purchased by NTT pursuant to the Stock Purchase Agreement or (ii) with respect to Registrable Securities the anticipated aggregate offering price of which, net of underwriting discounts and commissions, is at least $25 million or (iii) if Verio is then eligible to file a registration statement on Form S-3 under the Securities Act, by any holder or holders of Registrable Securities with respect to Registrable Securities with an anticipated aggregate offering price, net of underwriting discounts and commissions, in excess of $15 million. Upon such request, the Company is required to use its reasonable best efforts to register securities held by the requesting holders and any other permitted holders who desire to sell shares of Common Stock pursuant to such Demand Registration. In addition the Investment Agreement provides that, after the first anniversary of the Company's initial public offering and subject to certain limitations, holders of Registrable Securities may request to participate in any registration of shares of Common Stock by the Company under the Securities Act (other than on Form S-4 or S-8 under the Securities Act or in a registration in which the only shares of Common Stock being registered are issuable upon the conversion of other securities) (each, a "Piggyback Registration"). The Company is required to pay all registration expenses (other than underwriting discounts and commissions, transfer and documentary stamp taxes, if any, and fees and disbursements of counsel of the holders other than the Company) with respect to all registered Demand Registrations and Piggyback Registrations. Under the Investment Agreement, the Company is required to indemnify the selling stockholders and other specified persons, and the selling stockholders are required to indemnify the Company and other specified persons, against certain liabilities, including liabilities under the Securities Act, in respect of any registration statement covered by the Investment Agreement.

  NTT is permitted under the Investment Agreement to assign its registration rights thereunder (but only with all related obligations) to any permitted transferee to which it transfers no less than 20% of the Registrable Securities purchased by NTT or any of its affiliates pursuant to the Stock Purchase Agreement or as permitted by the Investment Agreement (determined on an as-converted basis), subject to specified restrictions of the

Investment Agreement. Securities will no longer be considered Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of under such registration statement, (ii) such securities shall have been transferred pursuant to rule 144, (iii) such securities shall have been otherwise transferred or disposed of, and new certificates therefor not bearing a legend restricting further transfer shall have been delivered by the Company, and subsequent transfer or disposition of such securities shall not require registration or qualification under the Securities Act or any similar state law then in force or (iv) such securities shall have ceased to be outstanding. In addition, the right of any holder of Registrable Securities to exercise the foregoing registration rights will terminate at such time as all Registrable Securities held or entitled to be held upon conversion by such holder may immediately be sold during any 90-day period pursuant to rule 144 under the Securities Act or any similar rule or regulation.

  On October 26, 1998, the Company and a subsidiary of NTT Communications entered into a Strategic Partner Services Agreement setting forth the details for implementation of the specific technical and administrative aspects of the OSP Agreement and generally further refining the terms of the OSP Agreement. The Company agreed to charge the NTT Communications subsidiary prices for the services resold under this agreement that are at least as favorable as those the Company offers to any other strategic partner of the Company. The agreement terminates on October 26, 2001. In 1998, Verio billed approximately $72,261.27 to the NTT Communications subsidiary pursuant to the agreement. In 1999, Verio billed approximately $1,681,741.55 to the NTT subsidiary and the NTT Communications subsidiary billed Verio approximately $270,412.20 pursuant to the agreement. In 2000, Verio billed approximately $937,043.63 to the NTT Communications subsidiary through April 30, 2000 and the NTT Communications subsidiary billed Verio approximately $270,412.20 through April 30, 2000 pursuant to the agreement.

  Pursuant to an agreement dated as of February 1, 1999, Verio and a subsidiary of NTT agreed to cooperate to purchase certain equipment and arrange for certain agents and certain architectural, engineering and construction services related to improvements made to each of their facilities located in the same buildings in New York, New York and San Jose, California. Pursuant to this agreement, while no payments were made between the companies in 1999, the NTT subsidiary paid to Verio approximately $1,758,827 between February and early May 2000.

  In addition, as of September 22, 1999, Verio entered into a License Agreement with NTT Communications, enabling NTT Communications to provide Verio's Web hosting services to the Japanese market. Under the agreement, the entire NTT group of companies is able to market Verio's Web hosting services to businesses in Japan on a co-branded, "Powered by Verio" basis. Pursuant to the agreement, NTT Communications paid a one-time, up front license fee payment of $1.3 million at the time the agreement was signed and agreed to pay ongoing monthly fees based on actual services sold. For 1999, the total amount paid to Verio pursuant to the agreement was approximately $1,577,777.77 and for 2000 the total amount billed by Verio through March 31, 2000 was approximately $16,666.67. NTT Communications and Verio are continuing to work together to develop NTT Communications' new data center in Tokyo, from which Verio's web-hosting services will be offered by NTT Communications in Japan beginning June 2000.

                            STOCK PERFORMANCE GRAPH

  The graph below compares the cumulative total stockholder return on the Company's Common Stock with the cumulative total return on The Nasdaq Composite Index and The Nasdaq Telecommunications Index. The period shown commences on May 12, 1998, the date that the Company's Common Stock was registered under
Section 12 of the Exchange Act, and ends on December 31, 1999, the end of the Company's last fiscal year. The graph assumes an investment of $100 on May 12, 1998, and the reinvestment of any dividends.

  The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company's Common Stock.

             COMPARISON OF CUMULATIVE TOTAL RETURN TO STOCKHOLDERS
                       MAY 12, 1998 TO DECEMBER 31, 1999

                             [GRAPH APPEARS HERE]

                    5/12/98      5/31/98      6/30/98      7/31/98      8/31/98       9/30/98       10/31/98      11/30/98
Verio Inc.          100.00        84.53        91.92        104.39       81.76         91.46         51.27          70.21
NASDAQ Composite    100.00        95.63       101.86        100.66       80.60         91.06         95.23         104.80
Index
NASDAQ Telecom      100.00        98.92       107.91        112.01       85.33         95.00        104.10         110.96
Index
                    12/31/98     1/31/99      2/28/99      3/31/99      4/30/99       5/31/99       6/30/99       7/31/99
Verio Inc.           82.68        119.64      104.86        170.45      262.36        200.47        256.82         263.51
NASDAQ Composite    117.88        134.71      123.00        132.32      136.70        132.81        144.40         141.84
Index
NASDAQ Telecom      130.90        151.20      149.69        161.58      171.05        170.47        171.20         167.13
Index
                     8/31/99     9/20/99     10/31/99      11/30/99     12/31/99
Verio Inc.          274.84        229.10      275.76        265.60      341.35
NASDAQ Composite    147.26        147.63      159.47        179.35      217.02
Index
NASDAQ Telecom      163.08        163.28      193.79        214.52      258.87
Index

             SHARES AND OPTION AMOUNT WITH RESPECT TO THE COMPANY'S
                        DIRECTORS AND EXECUTIVE OFFICERS

Stock Options Granted in 1999

  The following table contains information concerning the grant of stock options by the Company under the Company's stock option plans to the Named Executive Officers in 1999. All stock options were granted at an exercise price equal to the market price of the common stock on the last trading day before the date of grant.

  The potential realizable value is calculated based on the fair market value on the date of grant, which is equal to the exercise price of the options, assuming that the stock appreciates in value from the date of grant, compounded annually, until the end of the option term at the rate specified (5% or 10%) and that the option is exercised and sold on the last day of the option term for the appreciated stock price. Potential realizable value is net of the option exercise price. The assumed rates of appreciation are specified in the rules and regulations of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future stock price. Actual gains, if any, resulting from stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall stock market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

                                                                      Potential Realizable
                                                                              Value
                                                                        at assumed Annual
                                     Percent of                               Rates
                                    Total Options                        or Stock Price
                         Number of   Granted to                           Appreciation
                           Shares   Employees in  Exercise             for Option Terms($)
                         Underlying  Fiscal Year   Price   Expiration ---------------------
Name                       Option        (%)      $/Share     Date        5%        10%
----                     ---------- ------------- -------- ---------- ---------- ----------
Justin L. Jaschke.......  120,000       1.4%      $ 15.50    3/3/2007  3,959,688  4,236,816
                          500,000       6.0%      $25.565   6/16/2007 11,466,200 12,620,900
Herbert R. Hribar.......  300,000       3.6%      $ 15.50    3/3/2007  9,899,220 10,592,040
                          200,000       2.4%      $25.565   6/16/2007  4,586,480  5,048,360
Chris J. DeMarche.......   35,000       0.4%      $ 29.75  10/14/2007    656,159    736,988
Carla Hamre Donelson....   40,000       0.5%      $ 29.75  10/14/2007    749,896    842,272
Peter B. Fritzinger.....  100,000       1.2%      $ 29.75  10/14/2007  1,874,740  2,105,680

Fiscal Year-End Option Values

  The following table sets forth certain information with respect to the Named Executive Officers regarding the stock options exercised during 1999. It shows the aggregate number of unexercised options to purchase Common Stock granted in all years and held by the Named Executive Officers as of December 31, 1999, and the value of unexercised in-the-money options (i.e., options that had a positive spread between the exercise price and the fair market value of the Common Stock) as of December 31, 1999. The value of unexercised options at year-end is based on the December 31, 1999 closing price of $46.188 per share of Common Stock as reported on the Nasdaq National Market.

                                                       Number of
                                                      Securities       Number of Securities
                                                      Underlying       Underlying Options at
                            Shares                    Options at        Fiscal Year-end ($)
                         acquired or     Value      Fiscal Year-end  -------------------------
Name                     exercise ($) Realized ($)        ($)        Exercisable Unexercisable
----                     ------------ ------------ ----------------- ----------- -------------
Justin L. Jaschke.......       --            --    430,000 1,150,000 18,215,840   34,678,700
Herbert R. Hribar.......       --            --     56,600 1,025,000  2,005,666   32,601,575
Chris J. DeMarche.......    66,666     1,858,315   107,334   241,000  4,331,542    8,611,058
Carla Hamre Donelson....       --            --    182,000   298,000  7,478,216   10,447,024
Peter B. Fritzinger.....    30,000       622,500    85,000   355,000  3,315,980   11,591,740

                         COMPLIANCE WITH SECTION 16(a)

Section 16(a) Beneficial Ownership Reporting Compliance

  Section 16(a) of the Exchange Act requires the Company's directors and officers and persons who own more than 10% of the Common Stock of the Company to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company with the SEC and Nasdaq Stock Market and to furnish the Company with copies of all Section 16(a) reports they file. Based on its review of the copies of such reports received by it, the Company believes that during 1999, its directors, officers and ten percent beneficial owners complied with all applicable reporting requirements.

                                                                    Schedule II

May 7, 2000

Board of Directors
Verio Inc.
8005 South Chester Street, Suite 200
Englewood, CO 80112

Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $.001 per share ("Company Common Stock"), of Verio Inc. (the "Company"), and the holders of the Company's 6.75% Series A Convertible Preferred Stock, liquidation preference $50.00 per share ("Preferred Stock"), of the consideration to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of May 7, 2000 (the "Merger Agreement"), among NTT Communications Corporation ("Parent"), Chaser Acquisition, Inc. ("Sub"), a wholly owned subsidiary of Parent, and the Company. Each share of Preferred Stock is currently convertible into 1.0356 shares of Company Common Stock. Pursuant to the Merger Agreement, Sub will make an offer (the "Offer") to purchase all of the issued and outstanding shares of Company Common Stock at a price per share of $60 and any and all of the issued and outstanding shares of Preferred Stock at a price per share of $62.136, including certain additional amounts in respect of dividends in certain circumstances, in each case net to the seller in cash, without interest thereon. Pursuant to the Merger Agreement, following the consummation of the Offer, Sub will be merged (the "Merger") with and into the Company. In the Merger, each issued and outstanding share of Company Common Stock and Preferred Stock (other than shares owned directly or indirectly by Parent or the Company and any shares the subject of appraisal rights) will be converted into the right to receive the price per share of Company Common Stock or Preferred Stock, as applicable, paid in the Offer.

  In connection with rendering our opinion, we have reviewed certain publicly available information concerning the Company and certain other financial information concerning the Company that were provided to us by the Company. We have discussed the past and current business operations, financial condition and prospects of the Company with certain officers and employees of the Company. With the Company's consent, we did not review the Company's financial forecasts for the Company. Subject to the foregoing, we have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

  In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information. Without limiting the generality of the foregoing, we have relied on advice from the Company regarding the conversion price adjustment and voting provisions of the terms of the Preferred Stock in the event of a merger involving the Company. We have not assumed any responsibility for any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of the Company.

  Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the Company's underlying business decision to enter into the Merger or the Merger Agreement, and we express no view on the effect on the Company of the Offer, the Merger and related transactions. Our opinion is directed only to the fairness, from a financial point of view, of the consideration to

SALOMON SMITH BARNEY INC. 388 Greenwich Street, New York, NY 10013 be received in the Offer and the Merger by holders of Company Common Stock and Preferred Stock. Our opinion does not address the fairness of the allocation between the Company Common Stock and the Preferred Stock of the aggregate merger consideration to be paid in the transactions. Our opinion does not constitute a recommendation concerning (i) whether holders of Company Common Stock or Preferred Stock should accept the Offer, (ii) how holders of Company Common Stock should vote with respect to the Merger Agreement or the Merger or
(iii) whether holders of Company Common Stock or Preferred Stock should exercise appraisal rights in connection with the Merger.

  We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. In the ordinary course of business, we and our affiliates may actively trade the securities of the Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have previously rendered certain investment banking and financial advisory services to the Company and Parent for which we have received customary compensation. We and our affiliates (including Citigroup Inc.) may have other business relationships with the Company or Parent in the ordinary course of their businesses.

  Based upon and subject to the foregoing, it is our opinion that (a) as of the date hereof, the consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock is fair to such holders (other than Parent) from a financial point of view and (b) as of the date hereof, the consideration to be received in the Offer and the Merger, taken together, by holders of Preferred Stock is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          SALOMON SMITH BARNEY INC.

                                       2